As filed with the Securities and Exchange Commission on May 4, 2007
Registration File No. 333-116217

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM SB-2
POST-EFFECTIVE AMENDMENT
NO. 4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

  OPHTHALMIC IMAGING SYSTEMS

  (Name of small business issuer in its charter)

California
(State or jurisdiction of incorporation or
organization)

Ariel Shenhar, Chief Financial Officer
Ophthalmic Imaging Systems
221 Lathrop Way, Suite I
Sacramento, California 95815
(916) 646-2020
3841
(Primary standard
industrial classification code number)
221 Lathrop Way, Suite I
Sacramento, California 95815
(916) 646-2020
Address and telephone number of
principal executive offices)
(Address of principal place of business or intended
principal place of business)

94-3035367 (I.R.S. Employer Identification No.) With a Copy to: Henry I. Rothman Troutman Sanders LLP 405 Lexington Avenue New York, New York 10174 (212)704-6000

(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: From time to time after this registration becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

        Pursuant to Rule 429 of the Securities Act of 1933, as amended, this registration statement also serves as Post-Effective Amendment No. 2 to the registrant’s Registration Statement on Form SB-2, File No. 333-110334 relating to 1,716,496 shares of the registrant’s common stock, which includes 1,341,496 shares of common stock isuuable upon conversion of the principal and interest of a secured convertible term note and 375,000 shares of common stock issuable upon exercise of a warrant.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

7,473,201 Shares

OPHTHALMIC IMAGING SYSTEMS

Common Stock

This prospectus relates to the resale by the selling security holders for their own accounts of up to an aggregate of 7,473,201 shares of our common stock, of which (1) 1,785,201 shares are issuable upon conversion of convertible term notes issued to Laurus Master Fund, Ltd. (“Laurus”), (2) 688,000 shares are issuable upon exercise of warrants issued to Laurus, (3) 4,050,000 shares are held by MediVision Medical Imaging Ltd., (4) 550,000 shares are held by S2 Partners, LP, and (5) 400,000 shares are held by Meadowbrook Opportunity Fund LLC.

Our common stock trades on the OTC Bulletin Board® under the symbol “OISI.” The last reported sale price of our common stock on April 27, 2007, was $2.30 per share.

The mailing address and the telephone number of our principal executive offices are 221 Lathrop Way, Suite I, Sacramento, California 95815, (916) 646-2020.

Investing in our common stock involves a high degree of risk.

Please see the section of this prospectus entitled “Risk Factors” beginning on page 3.

We will not receive any proceeds from the sale of the shares by the selling security holders. We may receive proceeds in connection with the exercise of a warrant whose underlying shares may be sold in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______, 2007.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

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PART I

PROSPECTUS SUMMARY

                This summary highlights some information from this prospectus and does not contain all of the information necessary to your investment decision. To understand this offering fully, you should read carefully the entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors.”

                This prospectus relates to the resale by the selling security holders for their own accounts of up to an aggregate of 7,473,201 shares of our common stock, of which (1) 1,785,201 shares are issuable upon conversion of convertible term notes issued to Laurus Master Fund, Ltd. (“Laurus”), (2) 688,000 shares are issuable upon exercise of warrants issued to Laurus, (3) 4,050,000 shares are held by MediVision Medical Imaging Ltd., (4) 550,000 shares are held by S2 Partners, LP, and (5) 400,000 shares are held by Meadowbrook Opportunity Fund LLC.

                In connection with a private placement transaction on April 27, 2004 with Laurus Master Fund, Ltd., or Laurus, this prospectus covers the resale of (1) 819,673 shares issuable upon conversion of a three-year secured convertible term note issued to Laurus in the principal amount of $1,000,000 that was secured by a subordinated second priority lien on our assets (the “2004 Laurus Note”), (2) 160,000 shares issuable to Laurus as interest payments under the 2004 Laurus Note, and (3) 313,000 shares issuable to Laurus under the exercise of a warrant (the “2004 Laurus Warrant”). The 2004 Laurus Note is convertible into shares of our common stock at a fixed conversion price of $1.22 per share. The exercise prices of the 2004 Laurus Warrant range between $1.40 and $1.83 per share.

                In June 2003, pursuant to Amendment No. 1 to the Working Capital Funding Agreement, MediVision Medical Imaging Ltd., or MediVision, an Israeli corporation, converted $1,150,000 of outstanding principal and accrued interest under a promissory note held by MediVision into 6,216,216 shares of our common stock at a conversion price of $0.185 per share. This prospectus covers the resale of 4,050,000 of such shares of common stock held by MediVision.

                Pursuant to the Common Stock Purchase Agreement, dated as of June 1, 2004 between S2 Partners, LP and MediVision, S2 Partners, LP purchased 550,000 shares of our common stock from MediVision at a price per share of $1.35. S2 Partners, LP may sell, from time to time under this prospectus up to 550,000 shares of our common stock.

                In connection with a private placement transaction with Laurus on September 25, 2003, this prospectus covers the resale of (1) 621,250 shares issuable upon conversion of a three-year convertible term note issued to Laurus in the principal amount of $1,200,000, secured by a subordinated second priority lien on our assets (the “2003 Laurus Note”), (2) 184,278 shares issuable to Laurus as interest payments under the 2003 Laurus Note and (3) 375,000 shares issuable to Laurus upon the exercise of a warrant (the “2003 Laurus Warrant”). The 2003 Laurus Note is convertible into shares of our common stock at a fixed conversion price of $1.07 per share. The exercise prices of the 2003 Laurus Warrant range between $1.23 and $1.61.

                Meadowbrook Opportunity Fund LLC purchased from MediVision 400,000 shares of our common stock at a price per share of $1.20 pursuant to a Common Stock Purchase Agreement dated as of September 16, 2005 between Meadowbrook Opportunity Fund LLC and MediVision. Meadowbrook Opportunity Fund LLC may sell, from time to time under this prospectus, up to 400,000 shares of our common stock.

Our Company

                We are engaged in the business of designing, developing, manufacturing and marketing digital imaging systems, image enhancement and analysis software and informatics solutions for use by practitioners in the ocular health field. Our products are used for a variety of standard diagnostic test procedures performed in most eye care practices. Since our inception, we have developed products that have addressed primarily the needs of the ophthalmic angiography markets, both fluorescein and indocyanine green. The current flagship products in our angiography line are our WinStation digital imaging systems. These WinStation products are targeted primarily at retinal specialists and general ophthalmologists in the diagnosis and treatment of retinal diseases and other ocular pathologies. See “Description of Business” for more information.

The Offering

Common stock offered by selling security holders Use of Proceeds Risk Factors OTC Bulletin Board(R)symbol	Up to an aggregate of 7,473,201 shares of common stock may be offered under this prospectus, of which (1) 1,785,201 shares are issuable upon conversion of convertible term notes issued to Laurus, (2) 688,000 shares are issuable upon exercise of warrants issued to Laurus, (3) 4,050,000 shares are held by MediVision Medical Imaging Ltd., (4) 550,000 shares are held by S2 Partners, LP, and (5) 400,000 shares are held by Meadowbrook Opportunity Fund LLC.

All proceeds of this offering will be received by the selling security holders for their own accounts. We may receive proceeds in connection with the exercise of the warrants issued to Laurus whose underlying shares may in turn be sold by Laurus.

You should read the "Risk Factors" section beginning on page 3, as well as other cautionary statements throughout this prospectus, before investing in shares of our common stock.

OISI.OB

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors before deciding to invest in shares of our common stock. If any of the following risks actually occurs, it is likely that our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

If we are unable to obtain additional capital, we would be required to eliminate certain activities that would adversely effect our operations.

                We may require substantial funds for various purposes, including continuing research and development, manufacturing and marketing our existing products. We may need to seek additional capital, possibly through public or private sales of our securities, in order to fund our activities on a long-term basis. Adequate funds may not be available when needed or on terms acceptable to us. Insufficient funds may require us to delay, scale back or eliminate certain or all of our research and development programs or to license third parties to commercialize products or technologies that we would otherwise seek to develop ourselves, which may materially adversely affect our continued operations.

If we fail to develop and successfully introduce new and enhanced products that meet the needs of our customers, our business may be harmed.

                Our future success depends on our ability to anticipate our customers’ needs and develop products that address those needs. This will require us to design, develop, manufacture, assemble, test market and support new products and enhancements on a timely and cost-effective basis. We cannot assure that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost effective manner. Our failure to do so could lead to a reduction in sales and our business may be harmed.

Our market is unpredictable and characterized by rapid technological changes and evolving standards, and, if we fail to keep up with such changes, our business and operating results will be harmed.

                Our industry is characterized by extensive research and development, rapid technological change, frequent innovations and new product introductions, changes in customer requirements and evolving industry standards. Demand for our products could be significantly diminished by new technologies or products that replace them or render them obsolete, which would have a material adverse effect on our business, financial condition and results of operations.

The markets in which we sell our products are intensely competitive and increased competition could cause reduced sales levels, reduced gross margins or the loss of market share.

                The healthcare industry is characterized by extensive research and development efforts and rapid technological change. Competition for products that can diagnose and evaluate eye disease is intense and is expected to increase. With respect to our WinStation products, we are aware of two primary competitors in the United States, which produce and are delivering digital fundus imaging systems in volume, Topcon and Zeiss. In addition, there are a few other small competitors. Both Topcon and Zeiss, however, manufacture fundus cameras and produce angiography products that interface mostly with their own fundus cameras. In contrast, our products interface with different models of fundus cameras from a wide variety of manufacturers. Three other companies are known to have systems in primarily the international market, and the U.S. market to a limited extent, each with small market penetration.

                We are aware of two competitors for the Ophthalmic PACS, which develop a similar solution, but they have minimal market presence.

                We are aware of a few competitors for the EMR/EPM products, namely Allscripts, GE, and A4, which provide solutions for the multi-specialty medical market, including the ophthalmic market and a few smaller competitors, namely HCIT, Eye Doc, MedFlow, and Compulink, which provide the EMR/EPM solutions predominantly to the eye care market.

                We are aware of five primary competitors for the DSLI, namely Veatch, MVC, Kowa, Helioasis and Lombart. Additionally, there are approximately four other companies, which manufacture similar systems, but these systems currently have minimal market presence.

                Although we will continue to work to develop new and improved products, many companies are engaged in research and development of new devices and alternative methods to diagnose and evaluate eye disease. Introduction of such devices and alternative methods could hinder our ability to compete effectively and could have a material adverse effect on our business, financial condition and results of operations. Many of our competitors and potential competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than we do.

                The NextGen® software products platforms of EPM (Enterprise Practice Management) and EMR (Electronic Medical Records) allows us to broaden our product offerings to the ocular health care industry. Despite this value added reseller, “VAR,” agreement, there is no guarantee that our sales efforts in this new endeavor will be successful in the future. Long sales cycles, new sales training requirements and potential resistance to the initial high cost of the software may be among those factors contributing to us not being successful in reselling these products.

                If we do experience any degree of success in reselling these products, our gross margin could be negatively impacted. Our gross margin on the reselling of these products is lower than the majority of the products that we currently market.

                Any business combinations or mergers among our competitors, forming larger competitors with greater resources, or the acquisition of a competitor by a major medical or technology corporation seeking to enter this business, could result in increased competition.

We may experience a decline in selling prices of our products as competition increases, which could adversely affect our operating results.

                As competing products become more widely available, the average selling price of our products may decrease. Trends toward managed care, health care, cost containment and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies which could also adversely affect prices of our products. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes, our net sales will decline. In addition, to maintain our gross margins, we must continue to reduce the cost of our products. Further, as average selling prices of our current products decline, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our net sales and gross margins, our operating results could be seriously harmed, particularly if the average selling prices of our products decrease significantly.

If we do not spend heavily on research and development and we fail to address rapid technological changes in our markets, it could adversely affect our business.

                We have incurred substantial research and development expenditures in the past, and plan to continue to do so in the future. Over the last three fiscal years, our research and development expenses have been in the range of 7% to 9% of our net revenues. We cannot assure that our expenditures for research and development will result in the introduction of new products or, if such products are introduced, that those products will achieve sufficient market acceptance. Our failure to address rapid technological changes in our markets could adversely affect our business and results of operations.

Our products are subject to U.S., E.U. and international medical regulations and controls, which impose substantial financial costs on us and which can prevent or delay the introduction of new products.

                Our ability to sell our products is subject to various federal, state and international rules and regulations. In the United States, we are subject to inspection and market surveillance by the FDA, to determine compliance with regulatory requirements. The regulatory process is costly, lengthy and uncertain.

                Pursuant to Section 510(k) of the Federal Food, Drug and Cosmetic Act (“FDCA”), we are required to file, and submit, a pre-marketing notification with the FDA which provides certain safety and effectiveness information concerning our diagnostic imaging systems, including our DFI and DSLI. The FDA has approved our pre-marketing notification submittals, thereby granting us permission to market our products, subject to the general controls and provisions of the FDCA. The classification of our products require, among other things, annual registration, listing of devices, good manufacturing practices, labeling and prohibition against misbranding and adulteration. Further, because we are engaged in international sales, our products must satisfy certain manufacturing requirements and may subject us to various filing and other regulatory requirements imposed by foreign governments as a condition to the sale of such products.

                We have registered our manufacturing facility with both the FDA and certain California authorities as a medical device manufacturer and operate such facility under FDA and California requirements concerning Quality System Requirements (“QSR”). As a medical device manufacturer, we are required to continuously maintain our QSR compliance status and to demonstrate such compliance during periodic FDA and California inspections. If the facilities do not meet applicable QSR regulatory requirements, we may be required to implement changes necessary to comply with such regulations.

                Although the FDA has made findings which permit us to sell our products in the marketplace, such findings do not constitute FDA approval of these devices and we can not predict the effect that future legislation or regulatory developments may have on our operations. Additional regulations, reconsideration of approvals granted under current regulations, or a change in the manner in which existing statutes and regulations are interpreted or applied may have a material adverse impact on our business, financial condition and results of operations. Moreover, new products and services developed by us, if any, also may be subject to the same or other various federal and state regulations, in addition to those of the FDA.

                Following clearance or approval, marketed products are subject to continuing regulation. We are required to adhere to the FDA’s Quality System Regulation, or QSR, and similar regulations in other countries, which include design, testing, quality control and documentation requirements. Ongoing compliance with QSR, labeling and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by the FDA and by comparable agencies in other countries.

The Value Added Reseller (VAR) Agreement signed with NextGen Healthcare Information Systems, Inc. may not generate any significant future revenue for us and may reduce gross margins.

                The NextGen® software products platforms of EPM (Enterprise Practice Management) and EMR (Electronic Medical Records) allows us to broaden our product offerings to the ocular health care industry. Despite this VAR agreement, there is no guarantee that our sales efforts in this endeavor will be successful in the future. Long sales cycles, new sales training requirements and potential resistance to the initial high cost of the software may be among those factors contributing to us not being successful in reselling these products.

                If we do experience any degree of success in reselling these products, our gross margin could be negatively impacted. Our gross margin on the reselling of these products is lower than the majority of the products that we currently market.

We depend on skilled personnel to operate our business effectively in a rapidly changing market, and if we are unable to retain existing or hire additional personnel, our ability to develop and sell our products could be harmed.

                Our success depends to a significant extent upon the continued service of our key senior management, sales and technical personnel, any of whom could be difficult to replace. Competition for qualified employees is intense, and our business could be adversely affected by the loss of the services of any of our existing key personnel. We cannot assure that we will continue to be successful in hiring and retaining properly trained personnel. Our inability to attract, retain, motivate and train qualified new personnel could have a material adverse effect on our business.

We may not be able to protect our proprietary technology, which could adversely affect our competitive advantage.

                We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements and other restrictions on disclosure to protect our intellectual property rights. We cannot assure that our patent applications will be approved, that any patents that may be issued will protect our intellectual property, that any issued patents will not be challenged by third parties or that any patents held by us will not be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees.

The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.

                Customers typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. While our customers are evaluating our products we may incur substantial sales and marketing and research and development expenses to customize our products to the customer’s needs. We may also expend significant management efforts, increase manufacturing capacity and order long-lead-time components or materials. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long sales cycles may cause us to incur significant expenses without ever receiving revenue to offset those expenses.

If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and significant delays in shipments, which could result in the loss of customers.

                We must accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on factors including the specific supplier requirements, the size of the order, contract terms and current market demand for components. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs, impair our available liquidity and could have a material adverse effect on our business, operating results and financial condition. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers. Any of these occurrences would negatively impact our net sales, business and operating results and could have a material adverse effect on our business, operating results and financial condition.

Our dependence on sole source suppliers exposes us to possible supply interruptions that could delay or prevent the manufacture of our systems.

                Certain of the components used in our products are purchased from single sources. While we believe that most of these components are available from alternate sources, an interruption of these or other supplies could have a material adverse effect on our ability to manufacture some of our systems.

Some of our medical customers’willingness to purchase our products depends on their ability to obtain reimbursement for medical procedures using our products and our revenues could suffer from changes in third-party coverage and reimbursement policies.

                Our medical segment customers include doctors, clinics, hospitals and other health care providers whose willingness and ability to purchase our products depends in part upon their ability to obtain reimbursement for medical procedures using our products from third-party payers, including private insurance companies, and in the U.S. from health maintenance organizations, and federal, state and local government programs, including Medicare and Medicaid. Third-party payers are increasingly scrutinizing health care costs submitted for reimbursement and may deny coverage and reimbursement for the medical procedures made possible by our products. Failure by our customers to obtain adequate reimbursement from third-party payers for medical procedures that use our products or changes in third-party coverage and reimbursement policies could have a material adverse effect on our sales, results of operations and financial condition.

We have limited product liability insurance and if we are held liable in a products liability lawsuit for amounts in excess of our insurance coverage, we could be rendered insolvent.

                There can be no assurance that we will not be named as a defendant in any litigation arising from the use of our products. Although we have our own product liability insurance policy with a limit of $1 million, should such litigation ensue and we are held liable for amounts in excess of such insurance coverage, we could be rendered insolvent. In addition, there can be no assurance that product liability insurance will continue to be available to us or that the premiums therefore will not become prohibitively expensive.

If our facilities were to experience catastrophic loss, our operations would be seriously harmed.

                Our facilities could be subject to a catastrophic loss such as fire, flood or earthquake. A substantial portion of our manufacturing activities and many other critical business operations are located near major earthquake faults in California, an area with a history of seismic events. Any such loss at our facility could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. Any such loss could have a material adverse effect on our sales, results of operations and financial condition.

                Since a significant portion of our research and development is done in Israel, we are also exposed to terrorism, which could also have a material adverse effect on our business operations.

If MediVision fails to repay amounts guaranteed by us under the Debenture, it could result in a material adverse effect on our business, operating results, or financial condition.

                We are a party to the Debenture whereby we guarantee the payment of all of the debts and liabilities of MediVision to United Mizrahi Bank. The Debenture is secured by a first lien on all of our assets. MediVision pledged 2,345,500 shares of our common stock it owns to us in order to secure the Debenture. For a more detailed description of the Debenture, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation— MediVision Transactions”

                If MediVision fails to pay the debts and liabilities secured by us under the Debenture we will likely be required to pay these amounts to United Mizrahi Bank. If the shares posted as collateral to secure the Debenture are insufficient in value to pay such amounts, the cash required to pay such amounts will most likely come out of our working capital. Since we rely on our working capital for our day to day operations, any such default by MediVision could have a material adverse effect on our business, operating results, or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations, any of which could put your investment dollars at significant risk.

Risks Related to This Offering

We may experience volatility in our stock price, which could negatively affect your investment, and you may not be able to resell your shares at or above the offering price.

                The offering price of our common stock may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the offering price. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including: a quarterly variations in operating results; changes in financial estimates by securities analysts; changes in market valuations of other similar companies; announcements by us or our competitors of new products or of significant technical innovations, contracts, acquisitions, strategic partnerships or joint ventures; additions or departures of key personnel; any deviations in net sales or in losses from levels expected by securities analysts; and future sales of common stock.

                In addition, the stock market has recently experienced extreme volatility that has often been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

Because our securities trade on the OTC Bulletin Board, your ability to sell your shares in the secondary market may be limited.

                The shares of our common stock have been listed and principally quoted on the Nasdaq OTC Bulletin Board under the trading symbol “OISI” since May 28, 1998 and prior thereto on the Nasdaq Small-Cap Market. In May 1998, the NASD notified us that we no longer satisfied Nasdaq Small-Cap Market listing requirements and, in accordance with the terms of the Nasdaq Listing Qualifications Panel decision, our common stock was delisted therefrom on May 27, 1998. Further, due to our inability to comply with the Boston Stock Exchange listing requirements, our common stock was delisted therefrom on March 3, 1998. As a result, it may be more difficult for an investor to dispose of our securities, or to obtain accurate quotations on their market value. Furthermore, the prices for our securities may be lower than might otherwise be obtained.

                Moreover, because our securities currently trade on the OTC Bulletin Board, they are subject to the rules promulgated under the Securities Exchange Act of 1934, as amended, which impose additional sales practice requirements on broker-dealers that sell securities governed by these rules to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual individual income exceeding $200,000 or $300,000 jointly with their spouses). For such transactions, the broker-dealer must determine whether persons that are not established customers or accredited investors qualify under the rule for purchasing such securities and must receive that person’s written consent to the transaction prior to sale. Consequently, these rules may adversely affect the ability of purchasers to sell our securities and otherwise affect the trading market in our securities.

Because our shares are deemed “penny stocks,” you may have difficulty selling them in the secondary trading market.

                The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price (as therein defined) less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Additionally, if the equity security is not registered or authorized on a national securities exchange that makes certain reports available, the equity security may also constitute a “penny stock.” As our common stock falls within the definition of penny stock, these regulations require the delivery by the broker-dealer, prior to any transaction involving our common stock, of a risk disclosure schedule explaining the penny stock market and the risks associated with it. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock. The ability of broker-dealers to sell our common stock and the ability of shareholders to sell our common stock in the secondary market would be limited. As a result, the market liquidity for our common stock would be severely and adversely affected. We can provide no assurance that trading in our common stock will not be subject to these or other regulations in the future, which would negatively affect the market for our common stock.

We have additional securities available for issuance, including preferred stock, which if issued could adversely affect the rights of the holders of our common stock.

                Our articles of incorporation authorize the issuance of 35,000,000 shares of common stock and 20,000,000 shares of preferred stock. The common stock and the preferred stock can be issued by, and the terms of the preferred stock, including dividend rights, voting rights, liquidation preference and conversion rights can generally be determined by, our board of directors without shareholder approval.

                Any issuance of preferred stock could adversely affect the rights of the holders of common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers. Accordingly, shareholders, including those purchasing the securities offered hereby, will be dependent upon the judgment of our management in connection with the future issuance and sale of shares of our common stock and preferred stock, in the event that buyers can be found therefor. Any future issuances of common stock or preferred stock would further dilute the percentage ownership of our company held by the public shareholders. Furthermore, the issuance of preferred stock could be used to discourage or prevent efforts to acquire control of our company through acquisition of shares of common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

                  We make forward-looking statements in this prospectus, in other materials we file with the SEC or otherwise release to the public, and on our website. In addition, our senior management might make forward-looking statements orally to analysts, investors, the media and others. Statements concerning our future operations, prospects, strategies, financial condition, future economic performance (including growth and earnings) and demand for our products and services, and other statements of our plans, beliefs, or expectations, including the statements contained under the heading, “Management’s Discussion and Analysis or Plan of Operation,” regarding our future plans, strategies and expectations are forward-looking statements. In some cases these statements are identifiable through the use of words such as “anticipate,” “believe,” “estimate,”“expect,” “intend,” “plan,” “project,”“target,” “can,” “could,” “may,”“should,” “will,” “would” and similar expressions. We intend such forward-looking statements to be covered by the safe harbor provisions contained in Section 27A of the Securities Act of 1933, as amended and in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You are cautioned not to place undue reliance on these forward-looking statements because these forward-looking statements we make are not guarantees of future performance and are subject to various assumptions, risks, and other factors that could cause actual results to differ materially from those suggested by these forward-looking statements. Thus, our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: economic conditions generally and the medical instruments market specifically, legislative or regulatory changes that affect us, including changes in healthcare regulation, the availability of working capital, the introduction of competing products, and other risk factors described herein. These risks and uncertainties, together with the other risks described from time to time in reports and documents that we filed with the SEC should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. Indeed, it is likely that some of our assumptions will prove to be incorrect. Our actual results and financial position will vary from those projected or implied in the forward-looking statements, and the variances may be material. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

                We will not receive any of the proceeds from the sale of the shares of common stock offered under this prospectus. Rather, the selling security holders will receive those proceeds directly. We may receive proceeds in connection with the exercise of warrants whose underlying shares may in turn be sold by the selling security holder. Although the amount and timing of our receipt of any such proceeds are uncertain, such proceeds if received will be used for general corporate purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

                Our shares of common stock, no par value, have been listed and principally quoted on the Nasdaq OTC Bulletin Board under the trading symbol “OISI” since May 28, 1998 and prior thereto on the Nasdaq Small-Cap Market. The following table sets forth the high and low prices for our common stock as reported on the Nasdaq OTC Bulletin Board. These prices reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

	Year Ending December 31, 2007		Year Ending December 31, 2006		Year Ending December 31, 2005
	Low Bid	High Ask	Low Bid	High Ask	Low Bid	High Ask
First Quarter	2.35	2.95	1.35	2.10	0.95	1.35
Second Quarter*	2.20	2.80	1.60	2.18	0.72	1.37
Third Quarter	N/A	N/A	1.85	2.49	1.10	1.40
Fourth Quarter	N/A	N/A	2.05	3.49	1.08	1.65

* Through April 27, 2007

                On April 27, 2007, the closing price for our common stock, as reported by the Nasdaq OTC Bulletin Board, was $2.30 per share and there were approximately 124 shareholders of record.

                 Dividend Policy

                We have not paid any cash dividends since our inception and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We expect to retain our earnings, if any, to provide funds for the expansion of our business. Future dividend policy will be determined periodically by the Board of Directors based upon conditions then existing, including our earnings and financial condition, capital requirements and other relevant factors.

                 Equity Compensation Plans

                The following table sets forth certain information, as at December 31, 2006, with respect to our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans
approved by security holders	759,166(a)	$0.97	750,000(b)

Equity compensation plans
not approved by security
holders	1,463,533(c)	$0.48	134,999(d)

Total	2,222,699	$0.65	884,999

(a)	Represents 759,166 options granted under our 2003 Stock Option Plan.

(b)	Represents 750,000 shares available for grant under the 2005 Stock Option Plan to our employees, directors, and consultants. Upon the expiration, cancellation or termination of unexercised options, shares subject to options under the plan will again be available for the grant of options under the applicable plan.

(c)	Includes 60,000 shares subject to options granted under our 1997 Stock Option Plan under which no further options may be granted, 1,333,333 shares subject to options granted under the 2000 Stock Option Plan (the “2000 Plan”), and 70,200 options granted under individual stock option plans. (For material terms of the 1997 and 2000 Stock Option Plans, see the Notes to Financial Statements, footnote 8.)

(d)	Includes 134,999 shares available for future grant under the 2000 Plan, to our employees and directors of, consultants to, and to non-employee directors. Upon the expiration, cancellation or termination of unexercised options, shares subject to options under the 2000 Plan will again be available for the grant of options under the applicable plan.

DILUTION

                Sales of the shares of common stock by the selling security holders in this offering will not result in any substantial change to the net tangible book value per share before and after the distribution of shares by the selling security holders. There will be no change in the net tangible book value per share attributable to cash payments made by purchasers of the shares being offered by the selling security holders. Prospective investors in the shares held by the selling security holders should be aware, however, that the price of shares being offered by the selling security holders may not bear any rational relationship to our net tangible book value per share.

DESCRIPTION OF BUSINESS

               Ophthalmic Imaging Systems (the “Company” or “OIS”) was incorporated under the laws of the State of California on July 14, 1986. We are headquartered in Sacramento, California and are engaged in the business of designing, developing, manufacturing and marketing digital imaging systems, image enhancement and analysis software and informatics solutions for use by practitioners in the ocular health field. Our products are used for a variety of standard diagnostic test procedures performed in most eye care practices.

                Since our inception, we have developed products that have addressed primarily the needs of the ophthalmic angiography markets, both fluorescein and indocyanine green. The current flagship products in our angiography line are our WinStation digital imaging systems. These WinStation products are targeted primarily at retinal specialists and general ophthalmologists in the diagnosis and treatment of retinal diseases and other ocular pathologies.

                We believe, however, that as the U.S. healthcare system moves toward managed care, the needs of managed care providers are changing the nature of demand for medical imaging equipment and services. New opportunities in telemedicine (i.e., the electronic delivery and provision of health care and consultative services to patients through integrated health information systems and telecommunications technologies), combined with lower cost imaging devices and systems, are emerging to allow physicians and managed care organizations to deliver a high quality of patient care while reducing costs. We are applying our technology in the ophthalmic imaging field to the development of new ocular imaging devices and exploring telemedicine/managed care applications targeted at the mass markets of general ophthalmology and optometry.

                Our objective is to become a leading provider of a diverse range of complimentary ophthalmic products and services for the ocular health care industry. We are currently focusing our development efforts on related products for the ocular healthcare market, as well as features and enhancements to our existing products.

                We entered into the Ophthalmic Picture Archiving and Communications Systems (“PACS”) software market during 2004, enabling medical staff to access new and archived images remotely, improving the environment in which to diagnose patients. The ability to instantaneously share information between locations allows specialists to manage more patients in separate locations quickly and efficiently. The Ophthalmic PACS system can be completely integrated with our customers existing infrastructure, including image acquisition, image analysis, short- and long-term storage, archiving, disaster recovery, viewing, and monitoring.

                We have also entered into the Electronic Medical Records (“EMR”) and the Enterprise Practice Management (“EPM”) markets. To that end, we signed an agreement on June 30, 2003 with NextGen Healthcare Information Systems, Inc., a subsidiary of Quality Systems Inc. (Nasdaq:QSII), a leading provider of such software platforms, to market and sell NextGen’s products to the ophthalmic market.

                This strategic business alliance diversifies our product portfolio, enabling us to offer a wider variety of products and comprehensive solutions to our customer base of ophthalmology departments and practices. The NextGen® EMR system creates and maintains complete medical records with minimal effort while it streamlines workflow, controls utilization, and manages critical data related to patient care outcomes. The NextGen® EPM system is a complete physician management system that provides a common registration system, enterprise-wide appointment scheduling, referral tracking, clinical support, a custom report writer, and patient financial management based on a managed care model.

Products

                 WinStation Systems

                Our WinStation systems and products, delineated by resolution, are primarily used by retina specialists and general ophthalmologists to perform a diagnostic test procedure known as fluorescein angiography. This procedure is used to diagnose and monitor pathology and provide important information in making treatment decisions. Fluorescein angiography is performed by injecting a fluorescent dye into the bloodstream. As the dye circulates through the blood vessels of the eye, the WinStation system, connected to a medical image capture device called a fundus camera, takes detailed images of the patient’s retina. These digital images can provide a “road map” for treatment.

                Over the past 40 years, fluorescein angiography has been performed using photographic film, which requires special processing and printing. Our WinStation systems allow for immediate diagnosis and treatment of the patient. Images are automatically transferred to a database and permanently stored on CD-ROM or DVD-ROM. We offer a variety of networking and printer options.

                Our WinStation systems also are used by ophthalmologists to perform indocyanine green (“ICG”) angiography. ICG angiography is a diagnostic test procedure used in the treatment of patients with Age-related Macular Degeneration (“AMD”), a leading cause of blindness afflicting over 8 million people in the United States. ICG angiography, used for approximately 5% of patient angiography, is a dye procedure that can only be performed using a digital imaging system.

                 Ophthalmology Office

                We have expanded our offerings in ophthalmic informatics to provide comprehensive solutions for the ophthalmic industry. We provide our own Ophthalmic PACS and entered the EMR and EPM markets through a strategic alliance with NextGen Healthcare Information Systems, Inc., a subsidiary of Quality Systems Inc. (Nasdaq:QSII), a leading provider of EMR and EPM software platforms expanding our product portfolio with Ophthalmology Office.

                 Digital Slit Lamp Imager (DSLI)

                The DSLI is intended for use by a majority of eye care practitioners, including most ophthalmologists and optometrists, with an emphasis on imaging the front of the eye. Slit lamps are imaging devices used in virtually all-ophthalmic and optometric practices. The DSLI adapts to most slit lamp models and is capable of real-time video capture, database management and archiving.

                 Markets

                Having reviewed a broad selection of third party sources, including reports by American Medical Information, we believe there are approximately 16,000 ophthalmologists in the United States and 28,000 ophthalmologists practicing medicine in countries outside the United States. This group has been traditionally divided into two major groups: anterior segment (front of the eye) and posterior segment (back of the eye). Within these groups there are several sub-specialties including medical retina, retina and vitreous, glaucoma, neurology, plastics, pediatric, cataract, cornea and refractive surgery. There are approximately 29,000 practicing optometrists (OD) in the United States, with the preponderance of practicing optometrists worldwide located in the United States.

                The WinStation market consists of current fundus camera owners and anticipated purchasers of fundus cameras suitable for interfacing with our digital imaging system products. We believe there are now over 9,000 fundus cameras in clinical use in the United States with an equal number in the international market. It is estimated that new fundus camera sales fluctuate between 800 and 1,200 units per year at an average per unit selling price of approximately $24,000. Of total cameras worldwide, including new and previously owned, a significant number are suitable to be interfaced with our digital imaging systems.

                Currently, we know of five manufacturers of fundus cameras. These manufacturers produce a total of 24 models, 8 current and 16 legacy models for which we have designed optical and electronic interfaces for each of them.

                The primary target market for the Ophthalmology Office are the retinal specialists and general ophthalmologists who, combined, number approximately 16,000 in the United States.

                The primary target market for digital angiography systems are retinal specialists who number approximately 2,000 in the United States. Our digital imaging system sales have been driven in this segment by both fluorescein and ICG angiography.

                 Sales, Marketing and Distribution

                We utilize a direct sales force in marketing our products throughout the United States and Canada. At December 31, 2006, our sales and marketing organization consisted of a national sales manager as well as ten territory sales representatives and twelve product specialists located throughout the United States. These regional representatives and product specialists provide marketing, sales, maintenance, installation and training services. We also utilize OIS-trained contractors to provide certain installation and training services. Additionally, we subcontract service maintenance in several cities in the United States and Canada for routine component replacement.

                Internationally, we utilize ophthalmic distributors that sell our products in various foreign countries. Each country has trained sales and technical service staff for their respective territories. MediVision, our parent and CCS Pawlowski GmbH, an affiliate (“CCS”) serve as the principal distributors of our products in Europe and certain other international markets.

                Under the Distribution Agreement with MediVision, dated as of January 1, 2004, we appointed MediVision to be our exclusive distributor of certain products in Europe, Africa, Israel and India (the “MV Territory”). In return, MediVision agreed, among other things (as confined to the MV Territory), (1) to use our best efforts in promoting, marketing and selling those certain products, (2) to service customers who purchased those certain products from MediVision, (3) to diligently advertise the products, (4) to refrain from manufacturing, distributing or marketing any items which will compete directly with the products, and (5) to provide us with a 12 month forecast of their intended purchases every 3 months. Under the agreement, MediVision must purchase the specified quota of the products. If MediVision fails to satisfy our quota obligation, this constitutes a breach and we may terminate the exclusivity provision. The quota for 2006 was $770,000, which shall increase by at least 10% next year. For the sale of WinStation products, all distributors, including MediVision, receive a tiered volume discount based on the amount ordered. The agreement, as amended on December 9, 2005, and effective October 1, 2005, increased the discount percentages and are summarized in tabular format below. The initial term of the agreement is for two years, which will be automatically renewed in one year periods. Either party may terminate the agreement with at least 6 months prior written notice. Subject to an addendum between the parties dated December 9, 2005, MediVision purchased amounts include amounts purchased from us by CCS, MediVision’s German subsidiary.

Distribution Agreement with MediVision(1)

Purchase Range	Discount

$0 - $249,999	0%
$250,000 - $499,999	10%
$500,000 - $749,999	20%
$750,000 - $999,999	30%
$1,000,000 and above	40%

(1)     This same volume discount structure is available to all our distributors who deal in Winstation products.

                Under the Distribution Agreement with CCS, dated February 14, 2006, we appointed CCS, as our exclusive distributor of certain products in Germany and Austria (the “Territory”). In return, CCS agreed, among other things (as confined to the Territory), (1) to use our best efforts in promoting, marketing and selling the Distribution Products, (2) to service customers who purchased distribution products from CCS, (3) to diligently advertise the Distribution Products, (4) to refrain from manufacturing, distributing or marketing any items which will compete directly with the Distribution Products, and (5) to provide us with a 12 month forecast of their intended purchases every 12 months. Under the agreement, CCS must purchase the specified quota of Distribution Products. If CCS fails to satisfy our quota obligation, this constitutes a breach and we may terminate the exclusivity provision. The initial quota is $335,000. All subsequent quotas will be agreed upon between the parties at the beginning of each year. If no quota is agreed upon, the preceding year’s quota will carry forward. For the sale of certain products, CCS will receive a tiered volume discount based on the amount ordered. The discounts are summarized in tabular format below. The initial term is for two years, which will be automatically renewed in one year periods. Either party may terminate the agreement with at least 3 months prior written notice.

Distribution Agreement with CCS

Applicable Dates	Targets	Discount

October - December 2005	0-4 WinStation Systems	40%
	5 or more WinStation Systems	42.5%
2006 and 2007, numbers based on each	If CCS purchases less than 50% of its DSN2006 or	35%
calendar year	DSN2007, as applicable, from OIS
	If CCS purchases more than 50% but less than 80%	40%
	of its DSN2006 or DSN2007, as applicable, from
	OIS
	If CCS purchases more than 80% of its DSN2006 or	42.5%
	DSN2007, as applicable, from OIS

                On June 28, 2006, we and MediVision entered a License and Distribution Agreement whereby MediVision appointed us to be its exclusive distributor of a new digital imaging system in the Americas and the Pacific Rim (excluding China and India), for a term of ten years. In return, we paid $273,808, consisting of a cash payment of $200,000, and recognition of $73,808 of research and development advances made in previous periods. Payments made under this agreement for exclusive distribution rights have been capitalized and will be amortized over the term of the agreement. Additionally, we are obligated to pay advances totaling $460,000 based on the completion of certain phases of development of the new digital imaging system and the completion of certain documents. We also granted MediVision a license to use our OIS WinStation software and any other applicable OIS system and the accompanying intellectual property rights therein and a license to use our patents to develop the new digital imaging system and fulfill its obligations under this Agreement. Our foregoing appointment as an exclusive distributor is conditional upon the payment of the advance and MediVision’s successful completion of the engineering, mass manufacture, and supply of the new digital imaging system, which has specifically dedicated features for the retinal market, in accordance with the technical specifications contained in the agreement. On September 21, 2006, we paid $160,000 based on the completion of the first milestone in the agreement.

                The advanced funds will be recovered as we purchase new digital imaging systems in accordance with the specified quotas. The quotas mandate that we purchase a minimum amount of the new digital imaging systems each year. If we fail to satisfy our quota obligation, then we may pay MediVision the gross profit on the shortfall units to maintain exclusivity in the agreed upon territory. If no such shortfall payment is made, such failure to meet the quota will constitute a material breach and MediVision may terminate the exclusivity provision or the entire agreement. The quotas for 2007, 2008, 2009, and 2010 are 50, 70, 80, and 90 units, respectively, and will be at least 95 units for each year thereafter. The initial term of the agreement is for ten years, which will be automatically renewed in one year periods. Either party may terminate the agreement with at least 6 months prior written notice, provided that, we meet the purchase quotas.

                Under this Agreement, we may not deal in the new digital imaging system outside the agreed upon territory. Moreover, excluding our current products or products derived from our current products, we may not deal in products that compete directly with the new digital imaging system or represent or provide services to a company which has a product or products that competes with the new digital imaging system. We also agreed to, among other things, as confined to the agreed upon territory, (1) use commercially reasonable efforts in promoting, marketing and selling the new digital imaging system, (2) service customers who purchased the new digital imaging system in the agreed upon territory, (3) diligently advertise the new digital imaging system in the agreed upon territory in relevant journals and by direct mail, (4) cooperate with MediVision in dealing with customer complaints concerning the new digital imaging system, and (5) provide MediVision with a 12 month forecast of our intended purchases during such year, including, at least 30 days prior to the beginning of each quota year, providing MediVision with an annual purchase order that includes a breakdown of our purchases by quarter; at least 70% of the applicable annual quota must be ordered in this annual purchase order.

                Under this Agreement, excluding intellectual property rights, neither party is entitled to damages as a result of loss of use, sales or profits, or any special, indirect, incidental, or consequential loss or damage. Moreover, MediVision will not be liable to us in connection with any patent infringement claim in certain instances whereby (1) the new digital imaging system is combined with another device not manufactured by MediVision, (2) the new digital imaging system is used in way other than for which it was designed, and (3) the new digital imaging system is modified by OIS or a third party.

                On April 19, 2007, we entered into an addendum to this Agreement whereby we agreed to extend certain deadlines as specified in the original Agreement and provide additional financing for the engineering of the Electro-Optical Unit in the form of a loan to MediVision in an aggregate amount of up to $800,000, represented by a promissory note. We will provide portions of the loan in various monthly sums as needed in accordance with the budget and schedule beginning in April 2007 for amounts budgeted from January 2007 through December 2007.

                The Loan will incur interest of 8% per annum and repayment will commence on May 1, 2009. Repayments will be made 24 equal payments, payable on the first of each month. The monthly amount will be calculated based on the amount of principal outstanding on April 30, 2009. Upon a default under the Addendum or the related Promissory Note or Security Agreement, the principal and interest outstanding on the Loan will become immediately due and payable.

                The Loan is secured by shares of our common stock, owned by MediVision. The amount of shares pledged under the Loan will be calculated as the amount of the Loan, divided by the average closing price of our common stock for the ten business days prior to April 19, 2007, discounted by 25%.

                If MediVision defaults on its repayment obligation as specified in the Addendum, we may seek repayment by foreclosing on the shares pledged as collateral or alternatively, we have the option to receive a portion of MediVision’s ownership interest in patent rights relating the Electro-Optical Unit, calculated based on the amount of principal and interest outstanding on the Loan, which is in default at the time we exercise this option, multiplied by 25%.

                During the period in which we provide this loan, we will be entitled to certain additional rights, including monthly progress reports, inspection of the facilities where the work is conducted on the Electro-Optical Units upon reasonable notice, testing prototypes of the Electro-Optical Units, and various decision-making powers such as changes to personnel and subcontractors.

                 Marketing

                To promote sales, we prepare brochures, data sheets and application notes on our products, participate in industry trade shows and workshops, and advertise in trade journals, press releases, direct mail solicitations, journal articles, and scientific papers and presentations.

                 Manufacturing and Production

                We are primarily a systems integrator with proprietary software, optical interfaces and electronic fundus camera interfaces. Certain components are subcontracted to outside vendors and assembled by us. We inventory and assemble components in our 13,552 square foot facility located in Sacramento, California. For production of certain components of our products, our manufacturing strategy is to use subcontractors to minimize time and reduce capital requirements.

                We have been audited by the Food and Drug Administration (the “FDA”) and was deemed to conform to Good Manufacturing Practices (“GMP”). We have 510(k)‘s on file for our digital angiography products.

                 Components, Raw Materials and Suppliers

                As a systems integrator, a significant number of the major hardware components in our products are procured from sole source vendors. Whenever possible, however, we seek multiple vendor sources from which to procure our components. Moreover, we work closely with our principal component suppliers, such as Dell Computer, MegaVision, and the rest of our vendors to maintain dependable working relationships and to continually integrate into the manufacturing of our products, whenever possible, the most current, proven, pertinent technologies. But, as with any manufacturing concern dependent on subcontractors and component suppliers, significant delays in receiving products or unexpected vendor price increases could adversely affect our business.

                 Warranties

                We generally provide a 12-month limited warranty for parts, labor and shipping charges in connection with the initial sale of our products. Peripheral products such as monitors, printers and computers also carry the original manufacturer’s warranty.

                In the North American market, in order to ensure quality control and the proper functioning of our products on-site at a doctor’s office, we generally install the system and train the doctor and the doctor’s staff. We also offer service plans for sale to our customers as a supplement to the original manufacturer’s warranties.

                 Competition

                The healthcare industry is characterized by extensive research and development efforts and rapid technological change. Competition for products that can diagnose and evaluate eye disease is intense and is expected to increase. With respect to our WinStation products, we are aware of two primary competitors in the United States, which produce and are delivering digital fundus imaging systems in volume, Topcon and Zeiss. In addition, there are a few other small competitors. Both Topcon and Zeiss, however, manufacture fundus cameras and produce angiography products that interface mostly with their own fundus cameras. In contrast, our products interface with different models of fundus cameras from a wide variety of manufacturers. Three other companies are known to have systems in primarily the international market, and the U.S. market to a limited extent, each with small market penetration.

                We are aware of two competitors for the Ophthalmic PACS, which develops a similar solution, but they have minimal market presence.

                We are aware of a few competitors for the EMR/EPM products, namely Allscripts, GE, and A4, which provide solutions for the multi-specialty medical market, including the ophthalmic market and a few smaller competitors, namely HCIT, Eye Doc, MedFlow and Compulink, which provide the EMR/EPM solutions predominantly to the eye care market.

                We are aware of five primary competitors for the DSLI, namely Veatch, MVC, Kowa, Helioasis and Lombart. Additionally, there are approximately four other companies, which manufacture similar systems, but these systems currently have minimal market presence.

                Although we will continue to work to develop new and improved products, many companies are engaged in research and development of new devices and alternative methods to diagnose and evaluate eye disease. Introduction of such devices and alternative methods could hinder our ability to compete effectively and could have a material adverse effect on our business, financial condition and results of operations. Many of our competitors and potential competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than we do.

                The NextGen® software products platforms of EPM (Enterprise Practice Management) and EMR (Electronic Medical Records) allows us to broaden our product offerings to the ocular health care industry. Despite this value added reseller, “VAR,” agreement, there is no guarantee that our sales efforts in this new endeavor will be successful in the future. Long sales cycles, new sales training requirements and potential resistance to the initial high cost of the software may be among those factors contributing to us not being successful in reselling these products.

                If we do experience any degree of success in reselling these products, our gross margin could be negatively impacted. Our gross margin on the reselling of these products is lower than the majority of the products that we currently market.

                 Research and Development

                Our net research and development expenditures in the years ended December 31, 2006 and 2005 were approximately $1,616,000 and $1,112,000, respectively. We have focused our recent research and development efforts on new digital image capture products. We expect our research and development expenditures to substantially increase. MediVision Medical Imaging Ltd, our parent company (“MediVision”) and other outsourced consultants currently conduct most of the research and development for us.

                MediVision performs our research and development pursuant to a Research and Development Services Agreement dated as of January 1, 2004. Under this agreement, MediVision agreed to use our best efforts to develop the WinStation software in accordance with our specifications included therein and we, in turn, agreed to pay, in monthly payments, 112% of MediVision’s research and development costs incurred in connection with developing the WinStation software. The initial term of the agreement is for two years, to be automatically renewed for additional 12 month periods unless terminated by either party upon 6 months prior written notice. The agreement is exclusive in that during the effective period we may not receive research and development services relating to the WinStation software from other parties without MediVision’s prior written consent. Also under the agreement, MediVision must obtain our written approval prior to incur any new research and development expenses in connection thereunder. Moreover, the parties agreed to render to each other, all reasonable assistance in obtaining any regulatory approvals required in connection with the WinStation software or any other results of the research and development services performed under the agreement. The parties also agreed that upon termination, (1) for 12 months, each party must maintain insurance reasonable to cover its liabilities, (2) for 24 months, MediVision agrees to not engage or participate in any business, anywhere in the world, that competes directly with the WinStation or us, unless mutually agreed, (3) for 18 months, we agree to not engage or participate in any business, anywhere in the world, that competes directly with MediVision, unless mutually agreed, and (4) for 12 months, generally, neither party may employ any employees, contractors, or directors of the other party or interfere with the other party’s existing business or customer contracts, unless mutually agreed.

        Patents, Trademarks and Other Intellectual Property

                On June 15, 1993, we were issued United States Letters Patent No. 5,220,360 for “Apparatus and Method for Topographical Analysis of the Retina.” This patent relates to the Glaucoma-Scope(R) apparatus, and methods used by the apparatus for topographically mapping the retina and comparing the mapping to previous mappings.

                Further, although we believe that our products do not and will not infringe on patents or violate proprietary rights of others, it is possible that our existing rights may not be valid or that infringement of existing or future patents, trademarks or proprietary rights may occur or be claimed to occur by third parties.

                We have registered trademarks for “AutoMontage,” and “Ophthalmology Office.”

                In the event that any of our products infringe patents, trademarks or proprietary rights of others, we may be required to modify the design of such products, change the names under which the products or services are provided or obtain licenses. There can be no assurance that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. The failure to do any of the foregoing could have a material adverse effect on our business. There can be no assurance that our patents or trademarks, if granted, would be upheld if challenged or that competitors might not develop similar or superior processes or products outside the protection of any patents issued to us. In addition, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent or trademark infringement or proprietary rights violation action. Moreover, if our products infringe patents, trademarks or proprietary rights of others, we could, under certain circumstances, become liable for damages, which also could have a material adverse effect on our business.

                We also rely on trade secrets, know-how, continuing technological innovation and other unpatented proprietary technology to maintain our competitive position. Certain of the proprietary software, optical interfaces and synchronization modules of our digital imaging systems are largely proprietary and constitute trade secrets, but the basic computer hardware, software and video components are purchased from third parties. No patent applications have been filed with respect thereto. We anticipate aggressively defending our unpatented proprietary technology, although there is no assurance that others will not independently develop substantially equivalent proprietary information or techniques, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our rights to our unpatented trade secrets and other proprietary technology.

                We seek to protect our unpatented proprietary technology, in part, through proprietary confidentiality and nondisclosure agreements with employees, consultants and other parties. Our confidentiality agreements with our employees and consultants generally contain industry standard provisions requiring such individuals to assign to us without additional consideration any inventions conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions. There can be no assurance that proprietary information agreements with employees, consultants and others will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known to or independently developed by competitors.

                Government Regulation

                The marketing and sale of our products are subject to certain domestic and foreign governmental regulations and approvals. Pursuant to Section 510(k) of the Federal Food, Drug and Cosmetic Act (“FDCA”), we are required to file, and have submitted, a pre-marketing notification with the FDA which provides certain safety and effectiveness information concerning our diagnostic imaging systems. The FDA has approved our pre-marketing notification submittals, thereby granting us permission to market our products, subject to the general controls and provisions of the FDCA. The classification of our products require, among other things, annual registration, listing of devices, good manufacturing practices, labeling and prohibition against misbranding and adulteration. Further, because we are engaged in international sales, our products must satisfy certain manufacturing requirements and may subject us to various filing and other regulatory requirements imposed by foreign governments as a condition to the sale of such products.

                We have registered our manufacturing facility with both the FDA and certain California authorities as a medical device manufacturer and operate such facility under FDA and California requirements concerning Quality System Requirements (“QSR”). As a medical device manufacturer, we are required to continuously maintain our QSR compliance status and to demonstrate such compliance during periodic FDA and California inspections. If the facilities do not meet applicable QSR regulatory requirements, we may be required to implement changes necessary to comply with such regulations.

                Although the FDA has made findings which permit us to sell our products in the marketplace, such findings do not constitute FDA approval of these devices, and we cannot predict the effect that future legislation or regulatory developments may have on our operations. Additional regulations, reconsideration of approvals granted under current regulations, or a change in the manner in which existing statutes and regulations are interpreted or applied may have a material adverse impact on our business, financial condition and results of operations. Moreover, new products and services we develop, if any, also may be subject to the same or other various federal and state regulations, in addition to those of the FDA.

                Insurance

                We maintain general commercial casualty and property insurance coverage for our business operations, as well as directors and officers insurance, flood insurance, and product liability insurance. As of December 31, 2006, we have not received any product liability claims and are unaware of any threatened or pending claims. To the extent that product liability claims are made against us in the future, such claims may have a material adverse impact on our business.

                Employees

                As of December 31, 2006, we had 61 employees, 2 of which were seasonal employees. We also engage the services of consultants from time to time to assist us on specific projects in the areas of research and development, software development, regulatory affairs and product services, as well as general corporate administration. Certain of these consultants periodically engage contract engineers as independent consultants for specific projects.

                We have no collective bargaining agreements covering any of our employees, have never experienced any material labor disruption, and are unaware of any current efforts or plans to organize our employees. We consider our relationship with our employees to be good.

                Transactions with Laurus Master Fund, Ltd.

                On September 25, 2003, we entered into a securities purchase agreement with Laurus. Pursuant to this agreement, we sold to Laurus a secured convertible term note in the principal amount of $1,200,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due September 25, 2006, convertible into shares of our common stock at a conversion price of $1.07 per share. Interest is payable at our option in cash or shares of common stock. We granted to Laurus a subordinated second priority security interest in our assets to secure the obligations under the note pursuant to a security agreement dated September 25, 2003 between us and Laurus.

                Additionally, we issued a warrant to Laurus to purchase 375,000 shares of our common stock at exercise prices ranging between $1.23 and $1.61 per share. Laurus may exercise the warrant through September 25, 2010.

                On November 26, 2003 we registered for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant pursuant to a registration rights agreement dated September 25, 2003 between the registrant and the purchaser.

                As of June 12, 2006 we had no principal outstanding and payable to Laurus under this secured convertible term note.

                On April 27, 2004, we entered into a securities purchase agreement with Laurus. Pursuant to this agreement, we sold to Laurus a secured convertible term note in the principal amount of $1,000,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due April 27, 2007, convertible into shares of our common stock at a conversion price of $1.22 per share. Interest is payable at our option in cash or shares of common stock. We granted to Laurus a subordinated second priority security interest in our assets to secure the obligations under the note pursuant to a security agreement dated April 27, 2004 between us and Laurus.

                Additionally, we issued a warrant to Laurus to purchase 313,000 shares of our common stock at exercise prices ranging between $1.40 and $1.83 per share. Laurus may exercise the warrant through April 27, 2009.

                On June 22, 2004 we registered for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant pursuant to a registration rights agreement dated April 27, 2004 between the registrant and the purchaser.

                As of June 12, 2006 we had no principal outstanding and payable to Laurus under this secured convertible term note.

DESCRIPTION OF PROPERTY

                We lease our facility space under a non-cancelable triple net lease. In 2006, we extended our lease, which will expire in June 2009, and added an additional suite to our lease agreement. The new suite increased our rental space from 10,200 to 13,552 square feet of office, manufacturing and warehouse space in Sacramento, California. We also lease an approximately 200 square foot sales office in Simsbury, Connecticut on a month-to-month basis. Management believes that our existing facilities are suitable and adequate to meet our current needs. We pay minimum monthly lease payments, with respect to these properties, in the aggregate of approximately $12,150. Management believes our existing leased facilities are adequately covered by insurance. We have no current plans to significantly renovate, improve or develop any of our leased facilities. We do not have, and do not foresee acquiring, any real estate or investments in real estate, and are not engaged in any real estate activities.

MANAGEMENT’S DISCUSSION AND ANALYSISOF FINANCIAL CONDITION AND RESULTS OF OPERATION

                 General

                To date, we have designed, developed, manufactured and marketed ophthalmic digital imaging systems and informatics solutions and have derived substantially all of our revenues from the sale of such products. The primary target market for our digital angiography systems and informatics solutions has been retinal specialists and general ophthalmologists.

                In October 2001, MediVision, our parent company, signed an agreement with Agfa Gevaert N.V. for Agfa to acquire a minority interest of MediVision, thus creating an alliance for joint development and marketing of an integrated, digital Ophthalmology PACS solution. These marketing efforts are anticipated to be implemented first in the US market, and are to include efforts by us. The extent and focus of future research and development efforts will depend, in large measure, on direction from MediVision, including potential collaborative projects between us and MediVision.

                In June 2003, we signed a licensing agreement with NextGen Healthcare Information Systems, Inc., a subsidiary of Quality Systems, Inc. Under the terms of the agreement, we are a value added reseller of two computer-based practice management and medical records products: NextGen® Electronic Medical Records (EMR) and NextGen® Enterprise Practice Management (EPM).

                This strategic business alliance diversifies our product portfolio, enabling us to offer a wider variety of products and comprehensive solutions to our customer base of ophthalmology departments and practices. The NextGen® EMR system creates and maintains complete medical records with minimal effort while it streamlines workflow, controls utilization, and manages critical data related to patient care outcomes. The NextGen® EPM system is a complete physician management system that provides a common registration system, enterprise-wide appointment scheduling, referral tracking, clinical support, a custom report writer, and patient financial management based on a managed care model.

                In May 2003, we entered into a $150,000 line of credit agreement with our bank. Our line is secured by a pledged investment with the bank equal to the amount of the line of credit. The interest charged on the line of credit is at the prime rate and is due monthly. Advances on the line of credit mature on September 10, 2008.

                In September 2003, we entered into a $1,200,000 debt agreement with Laurus Master Fund, Ltd (“Laurus”) in the form of a three-year convertible note with a fixed coupon price of 6.5% per annum. The convertible note may be converted by Laurus into our common stock at a fixed conversion price of $1.07. We also issued seven-year warrants to Laurus to purchase 375,000 shares of Common Stock at exercise prices ranging between $1.23 and $1.61 per share. On January 24, 2006, we re-paid all amounts outstanding under this convertible note.

                In April 2004, we entered into a $1,000,000 debt agreement with Laurus in the form of a three-year convertible note with a fixed coupon price of 6.5% per annum. The convertible note may be converted by Laurus into our common stock at a fixed conversion price of $1.22. We also issued five-year warrants to Laurus to purchase 313,000 shares of our common stock at exercise prices ranging between $1.40 and $1.83 per share. On January 20, 2006, Laurus converted all amounts outstanding under this convertible note into 528,082 shares of our common stock for a conversion price of $644,261. During 2006, Laurus exercised warrants to purchase 375,000 shares of common stock. The associated exercise price paid to us was $538,250.

                On December 28, 2004, we entered into an investment agreement with Dutchess Private Equities Fund II, LP (“Dutchess”) providing for an equity line of credit. Pursuant to the investment agreement, Dutchess has agreed to provide us with up to $9,000,000 of funding during the thirty-month period beginning on the date that the registration statement we agreed to file providing for the resale of the shares of common stock issuable under the investment agreement is declared effective by the Securities and Exchange Commission (the “SEC”). On October 18, 2006 we terminated the agreement with Dutchess and withdrew the registration statement.

                At December 31, 2006, we had stockholders’ equity of $8,156,027 and our current assets exceeded our current liabilities by $7,237,248.

                There can be no assurance that we will be able to achieve or sustain significant positive cash flows, revenues or profitability in the future.

                 MediVision Transactions

                On March 2, 2005, we entered into a Loan and Security Agreement and Promissory Note with MediVision (the “Loan Agreement”) whereby we agreed to loan MediVision up to $2,000,000. Under the agreement, interest was 7.25% per annum. The Promissory Note was secured by 2,409,000 shares of our common stock owned by MediVision. On July 28, 2005, MediVision repaid $1,000,000 of the principal balance. On February 14, 2006, MediVision sold 1 million shares of our common stock to Wasatch Advisors, Inc. at the market price of $1.80 per share. On February 28, 2006, MediVision used $492,556 of the proceeds from this sale to repay the remaining principal balance of the loan.

                On July 20, 2005, our Board of Directors, at MediVision’s request, authorized us to guarantee and/or provide security interests in our assets for MediVision’s loans with United Mizrahi Bank Ltd., of up to $2,000,000 (plus interest, commissions and all expenses). The Debenture is secured by a first lien on all of our assets. MediVision pledged 2,345,500 shares of our common stock it owns to us in order to secure the Debenture. The amount owed to United Mizrahi Bank by MediVision and secured by us as of December 31, 2006 was approximately $2,000,000.

                As of April 27, 2007, the total number of shares securing the promissory note under the Loan Agreement and the Debenture, is 2,345,000 out of the 9,420,851 shares of our common stock owned by MediVision as of April 27, 2007.

                On April 19, 2007, we entered into an addendum to this Agreement whereby we agreed to extend certain deadlines as specified in the original Agreement and provide additional financing for the engineering of the Electro-Optical Unit in the form of a loan to MediVision in an aggregate amount of up to $800,000, represented by a promissory note. We will provide portions of the loan in various monthly sums as needed in accordance with the budget and schedule beginning in April 2007 for amounts budgeted from January 2007 through December 2007.

                The Loan will incur interest of 8% per annum and repayment will commence on May 1, 2009. Repayments will be made 24 equal payments, payable on the first of each month. The monthly amount will be calculated based on the amount of principal outstanding on April 30, 2009. Upon a default under the Addendum or the related Promissory Note or Security Agreement, the principal and interest outstanding on the Loan will become immediately due and payable.

                The Loan is secured by shares of our common stock, owned by MediVision. The amount of shares pledged under the Loan will be calculated as the amount of the Loan, divided by the average closing price of our common stock for the ten business days prior to April 19, 2007, discounted by 25%.

                If MediVision defaults on its repayment obligation as specified in the Addendum, we may seek repayment by foreclosing on the shares pledged as collateral or alternatively, we have the option to receive a portion of MediVision’s ownership interest in patent rights relating the Electro-Optical Unit, calculated based on the amount of principal and interest outstanding on the Loan, which is in default at the time we exercise this option, multiplied by 25%.

                During the period in which we provide this loan, we will be entitled to certain additional rights, including monthly progress reports, inspection of the facilities where the work is conducted on the Electro-Optical Units upon reasonable notice, testing prototypes of the Electro-Optical Units, and various decision-making powers such as changes to personnel and subcontractors.

                As of December 31, 2006 and April 27, 2007, MediVision owned approximately 57% of our outstanding common stock.

                New Accounting Pronouncements

                 Financial Accounting Pronouncement FIN 48

                In June 2006, the FASB issued FASB interpretation No. 48 (FIN48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

                The provisions of FIN 48 will be effective for us on January 1, 2007 and are to be applied to all tax positions upon initial application of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. We are currently evaluating the impact of our adoption of FIN 48 and has not yet determined the effect, if any, on our earnings or financial position.

                 Staff Accounting Bulletin No. 108

                In September 2006, the SEC published Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. The interpretation in this Staff Accounting Bulletin are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice to build up improper amounts on the balance sheet. This guidance will apply to the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our financial position, results of operations or cash flows and no cumulative adjustment was required.

                 Financial Accounting Pronouncement FAS 157

                 In December 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 - Fair Value Measurements. This statement defines fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This standard applies under other accounting pronouncements that require or permit fair value measurements and is intended to increase consistency and comparability. This statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of FASB 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

                 Critical Accounting Policies

                Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial information contained in the financial statements is, to a significant extent, financial information based on effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value obtained when earning income, recognizing an expense, recovering an asset or relieving a liability.

                Management is also required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates. In addition, GAAP itself may change from one previously acceptable method to another. Although the economics of our transactions would not change, the timing of the recognition of such events for accounting purposes may change.

                 Revenue Recognition

                Our revenue recognition policies are in compliance with applicable accounting rules and regulations, including Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements,” American Institute of Certified Public accountants (“AICPA”), Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” SOP 98-9, “Modification of SOP 97-2", with Respect to Certain Transactions and Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables.”

                Under EITF 00-21, the multiple components of our revenue are considered separate units of accounting in that revenue recognition occurs at different points of time for product shipment, installation and training services, and service contracts based on performance or contract period.

                Revenue for the product shipment is recognized when title passes to the customer, which is upon shipment, provided there are no conditions to acceptance, including specific acceptance rights. If we make an arrangement that includes specific acceptance rights, revenue is recognized when the specific acceptance rights are met. Upon review, we concluded that consideration received from our customer agreements are reliably measurable because the amount of the consideration is fixed and no specific refund rights are included in the arrangement. We defer 100% of the revenue from sales shipped during the period that we believe may be uncollectible.

                Installation revenue is recognized when the installation is complete. Separate amounts are charged and assigned in the customer quote, sales order and invoice, for installation and training services. These amounts are determined based on fair value, which is calculated in accordance with industry and competitor pricing of similar services and adjustments according to what the market will bear. There is no price reduction in the product price if the customer chooses to not have us complete the installation.

                Extended product service contracts are offered to our customers and are generally entered into prior to the expiration of our one year product warranty. The revenue generated from these transactions are recognized over the contract period, normally one to four years.

                In general, our arrangements with customers, resellers, and distributors do not provide any special rights or privileges with respect to refund or return rights, and in most cases, we do not have arrangements that include acceptance rights. If we make such arrangements for acceptance rights, revenue is recognized when the specific acceptance rights are met.

                 Tax Provision

                We calculate a tax provision quarterly and assess how much of our deferred tax asset is more likely than not to be used in the future. We use the following analysis to assess whether we will more likely than not realize the deferred tax asset. In the analysis, we assume that we will be able to use all of our unlimited NOL amounts. We then assess the amount of our future capped net operating losses we will more likely than not be able to use.

                In order to realize our tax asset in 2006 and 2005, we needed to evaluate whether we will more likely than not be able to realize our deferred tax asset for 13 and 14 years ahead, respectively. We were not profitable for seventeen consecutive years between 1984 and 2000. We became profitable in 2001 and have been profitable for the last five years. There is significant uncertainty in projecting future profitability due to the history of our business, and the rapidly changing medical technology market that we are in.

                We used the following analysis to determine whether we needed to recognize a valuation allowance for our deferred tax asset, and if so, how much. In our analysis, we assumed, based on management’s determination, that we will be able to use all of our unlimited NOL amounts. We then assessed the amount of future capped net operating losses we will more likely than not be able to use. In 2006, we made an assessment that we will be able to use five years of capped net operating losses in the future, and projected taxable income in 2007. In 2006, we did not have enough available information to look beyond the year 2012 when assessing the amount of deferred tax assets that are more likely than not to be used. In 2005, we made an assessment that we will be able to use five years of capped net operating losses in the future and projected taxable income in 2006. In 2005, we did not have enough available information to look beyond the year 2011 when assessing the amount of deferred tax assets that are more likely than not to be used. Forming a conclusion that a valuation allowance is not needed is difficult if there is a history of losses, especially if the losses were not due to an extraordinary item.

                In the fourth quarter of every fiscal year, we participate in the industry’s largest tradeshow of the year, which results in approximately 25% of our revenue generated in the last month of the fiscal year. This tradeshow substantially influences the outcome of our profitability for that year, as well as gives us an indication of the years to come. Significant resources are invested in the tradeshow each year. We can also see how the market responds to our new products, as well as our competitor’s products.

                During the fourth quarter of 2006, we introduced three new products, the WS Essential, OIS Symphony, and the WS Retina. These products were well received at our tradeshow. During the fourth quarter of 2005, we introduced four new products, the WS 11k system, Winstation XP Version 10.3, WS Manager and new Ophthalmology Office Retinal templates. These products were well accepted by practitioners and contributed to one-third of the annual system revenue in the fourth quarter. Mainly due to the annual tradeshow, we spent approximately 32% and 35% of our operating expenses for the year in the fourth quarter of fiscal 2006 and 2005, respectively. With this tradeshow behind us in the fourth quarter of 2006 and 2005, we were in a better position to assess our current and future performance, and determine whether it is more likely than not that we will be able to realize our deferred tax assets. Thus, this information prompted us to reduce our valuation allowance in the fourth quarters of 2006 and 2005. If we continue to be profitable in the future, we plan to continue to use the same methodology with regards to our assumptions and estimates pertaining to our income tax provision.

                We re-evaluate our estimates and assumptions we use in our financials on an ongoing and quarterly basis. We adjust these estimates and assumptions as needed and as circumstances change. If circumstances change in the future, we will adjust our estimates and assumptions accordingly. At the present time, we cannot surmise whether our assumptions and estimates will change in the future. Based on historical knowledge, however, it is reasonably likely that there will be some changes in some of our estimates and assumptions.

                 Warranty Reserve

                We have two types of warranty reserves. A general product reserve on a per product basis and specific reserves created as we become aware of system performance issues. The product reserve is calculated based on a fixed dollar amount per system shipped each quarter. These specific reserves usually arise from the introduction of new products. When a new product is introduced, we reserve for specific problems arising from potential issues, if any. As issues are resolved, we reduce the specific reserve. These types of issues can cause our warranty reserve to fluctuate outside of sales fluctuations.

                Historically, we estimated the cost of the various warranty services by taking into account the estimated cost of servicing routine warranty claims in the first year, including parts, labor and travel costs for service technicians. In the fourth quarter of 2005, we analyzed the margin of our total service department, the price of our extended warranty contracts, factored in the hardware costs of the various systems, and used a percentage for the first year warranty to calculate the cost per various systems for the first year manufacturer’s warranty. Based on this analysis, we increased our estimated cost per product in our general reserve for products shipped in the current year.

                In 2006, the warranty reserve decreased from $614,251 to $395,575 substantially due to the decrease of our specific reserves related to possible replacements, repairs or upgrades of our products. At the end of 2005, we had specific reserves for new products introduced that year in the amount of $425,000. During 2006, many of the possible replacements, repairs or upgrades that were reserved for at the end of 2005 were performed in the amount of $127,250, or determined unnecessary in the amount of $47,925, leaving a specific reserve balance within our warranty reserve of $249,825 at December 31, 2006.

                 Other

                We expense as incurred all costs, such as costs of services performed under the extended warranty contract.

                Estimates are used in determining the expected useful lives of depreciable assets.

                Results of Operations

                 Selected Financial Data

                The following selected financial data as of and for the years ended December 31, 2006 and 2005 is derived from our consolidated financial statements that have been audited by Perry-Smith LLP, independent auditors. This financial data should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Prospectus and with Management’s Discussion and Analysis of Results of Operations and Financial Condition, which follows.

	YEARS ENDED DECEMBER 31,
	2006	2005	2004
Statement of Income:
Net revenues	$15,797,163	$ 13,650,507	$ 11,293,592
Cost of sales	6,545,792	5,766,883	4,793,518

Gross profit	9,251,371	7,883,624	6,500,074

Total operating expenses	7,107,464	5,994,028	5,101,378

Income from operations	2,143,907	1,889,596	1,398,696

Other income (expense), net	75,852	(187,342)	(252,100)

Net income before provision for income tax benefit	2,219,759	1,702,254	1,146,596

Provision for income tax benefit	31,000	53,000	558,000

Net income	$ 2,250,759	$ 1,755,254	$ 1,704,596

Basic earnings per share	$ 0.14	$ 0.12	$ 0.12

Shares used in the calculation of basic earnings per share	16,090,610	15,205,689	14,771,112

Diluted earnings per share	$ 0.13	$ 0.11	$ 0.11

Shares used in the calculation of diluted earnings per share	17,797,162	16,530,277	15,772,214

	YEARS ENDED DECEMBER 31,
	2006	2005	2004
Balance Sheet:
Assets:
Cash and Investments	$6,163,857	$3,940,706	$1,990,310
Accounts Receivable, net	3,108,727	2,841,203	1,855,009
Inventories, net	808,238	380,676	515,391
Other current assets	1,513,400	2,114,833	2,273,905

Total Current Assets	$11,594,222	$9,277,418	$6,634,615
Licensing agreement	$273,808	$-	$-
Prepaid products	160,000	-	-
Other assets	638,804	313,142	438,716

Total Assets	$12,666,834	$9,590,560	$7,073,031

Liabilities:
Accounts Payable	$765,235	$512,914	$472,167
Accrued Liabilities	3,580,535	3,596,102	2,588,907
Notes payable - current portion	11,204	508,109	776,338

Total Current Liabilities	$4,356,974	$4,617,125	$3,837,412
Other Liabilities	153,833	349,237	838,362

Total Liabilities	$4,510,807	$4,966,362	$4,675,774

Stockholders Equity:
Common stock	$16,255,077	$14,974,007	$14,502,320
Accumulated deficit	(8,099,050)	(10,349,809)	(12,105,063)

Total Stockholder Equity	$8,156,027	$4,624,198	$2,397,257

Total Liabilities and Equity	$12,666,834	$9,590,560	$7,073,031

	Years Ended December 31,
	2006	2005	2004
Statement of Cash Flows Data:

Net cash provided by operating activities	$1,535,056	$1,807,858	$1,116,940
Net cash used in investing activities	(364,796)	(33,500)	(22,625)
Net cash provided by (used in) financing activities	1,052,891	176,038	(376,039)

Net increase in cash and cash equivalents	$2,223,151	$1,950,396	$718,276

                 Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

                 Revenues

                Our revenues for the year ended December 31, 2006 were $15,797,163 representing an increase of $2,146,656 or 16% as compared to revenues of $13,650,507 for the year ended December 31, 2005. The increased revenues for 2006 resulted from increased product sales of $1,719,471, including installation, and increased service revenues of $427,185. Digital angiography systems and Ophthalmology Office products accounted for approximately 85% and 86% of our total revenues during 2006 and 2005, respectively. Service revenue for the years ended 2006 and 2005 accounted for approximately 15% and 14% of our total revenues, respectively. The increased service revenue is primarily due to the increase in our extended service contracts due to an increase in our customer base and more customers understanding the benefits of purchasing extended warranty contracts. Our remaining service revenue which has stayed nominally constant consists of non warranty repairs and parts, and technical support phone billings for customers not under warranty. The increased product revenues in 2006 reflect the impact of a number of factors discussed in further detail below.

                 Gross Margins

                Gross margins increased to 59% from 58% in fiscal 2006 versus 2005, respectively, due to product mix. We anticipate that our gross margins will decrease as our sales of the Ophthalmology Office software products become more significant, since the gross margins associated with such sales are lower than the majority of the products that we currently market.

                 Sales and Marketing Expenses

                Sales and marketing expenses accounted for 24% of revenues during fiscal 2006 and 25% during fiscal 2005. Sales and marketing expenses were $3,795,559 during fiscal 2006, representing an increase of $356,513 or 10% compared to sales and marketing expenses of $3,439,046 in fiscal 2005. The increase in sales and marketing expenses were primarily the result of increased commissions from increased sales.

                 General and Administrative Expenses

                General and administrative expenses accounted for 11% of revenues in fiscal 2006 and 2005. Expenses were $1,696,147 during fiscal 2006, representing an increase of $253,188 or 18% compared to expenses of $1,442,959 during fiscal 2005.

                 Research and Development Expenses

                Research and development expenses accounted for 10% of revenues during fiscal 2006 and 8% during fiscal 2005. Expenses were $1,615,758 during 2006, representing an increase of $503,735 or 45% compared to expenses of $1,112,023 during 2005. During 2006, we focused our research and development efforts on new digital image capture products. We expect our research and development expenditures to increase. Outside consultants and MediVision currently conducts most of our research and development.

                 Other Income (Expense), net

                Other income was $75,852 during 2006 compared to expenses of $187,342 during 2005. The 2006 amounts were comprised primarily of interest income, offset by fees paid to facilitate third party financing arrangements for certain customers in connection with sales of our products. The 2005 amounts were comprised of interest expense associated with the convertible notes to Laurus, and financing fees, interest income related to the note receivable with MediVision, and debt financing amortization of costs associated with the Laurus convertible notes.

                The financing arrangements are the result of tri-party arrangements with our customers and an intermediary lender. In substance these transactions allow the customer to obtain financing from an intermediary lender to pay amounts due to us. We incur these financing costs to expedite payment and lessen the necessary collection efforts. In these transactions, we record fee expense for the difference between the face value of the receivable due from our customer and the discounted amount that we accept as full payment from the intermediary lender.

                 Income Taxes

                At December 31, 2006 and 2005, management reviewed recent operating results and projected future operating results. At the end of each of these years, management determined that it was more likely than not that a portion of the deferred tax assets attributable to net operating losses would not likely be realized. Due to our limited history of profitable operations, management recorded a valuation allowance at December 31, 2006 and 2005. At December 31, 2005, our valuation allowance was $3,069,000. During 2006, we reduced our valuation allowance significantly to $2,085,000. The amount of the valuation allowance will be adjusted in the future if management determines that it is more likely than not the deferred assets will be realized.

                During the fourth quarter of 2006, management reviewed the IRC section 382 limitation calculation within the federal net operation loss calculation, and determined that the stock price used to calculate the fair market value of OIS at that time did not reflect the true fair value. Upon further analysis and research, management used a range before and after the change of ownership to get an average stock price that more accurately reflects our fair value at the time. This increased our federal net operating loss carryover from approximately $2,028,000 to approximately $4,877,000 which expires between 2007 and 2020. We have no net operating loss carryforward for California state income tax purposes. In 2006, we used the federal tax credit carryforward of approximately $175,000. Due to changes in ownership which occurred in prior years, Section 382 of the Internal Revenue Code provides for significant limitations on the utilization of net operating loss carryforwards and tax credits. As a result of these limitations, a portion of these loss and credit carryovers may expire without being utilized.

                We reclassified the net operating loss amount and valuation allowance in our financial statements for presentation purposes to reflect the revised estimate of available federal NOL. The 2005 net operating loss carry forward increased from $1,019,000 to $1,988,000. This increased our deferred tax asset from $3,242,000 to $4,211,000, which increased our valuation allowance from $2,100,000 to $3,069,000.

                 Net Income

                We reported net income of $2,250,759, or $0.14 basic earnings per share and $0.13 diluted earnings per share during 2006, compared to net income of $1,755,254, or $0.12 basic earnings per share and $0.11 diluted earnings per share during 2005. Earnings per share is calculated in accordance with Financial Accounting Standards No. 128 (see Note 1 of Notes to Financial Statements included in Item 7 of this Form 10-KSB).

                The results of operations for 2006 reflect the positive impact of our ongoing attention and resources to core marketing, selling, corporate operations and cost reduction measures. Growing sales of our digital angiography products and informatics solutions reflect the market’s acceptance of these products and the ongoing quality improvements to products to meet customers’ requirements. There can be no assurance, however, that there will be continued market acceptance of our products or that any continued market acceptance will result in significant future unit sales or revenue contribution.

                 Export Sales

                Revenues from sales to customers located outside of the United States accounted for approximately 5% and 9% of our net sales for 2006 and 2005, respectively. Sales to MediVision, included in these totals, accounted for approximately 47% or $376,000 and 63% or $786,000 for 2006 and 2005, respectively.

                 Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

                 Revenues

                Our revenues for the year ended December 31, 2005 were $13,650,507, representing an increase of $2,356,915 or 21% from revenues of $11,293,592 for the year ended December 31, 2004. The increase includes increased revenues from products of approximately $1,679,000 and increased installation, and service revenues of approximately $678,000. Digital angiography systems and Ophthalmology Office products accounted for approximately 86% and 89% of our total revenues during 2005 and 2004, respectively. Service revenue for the years ended 2005 and 2004 accounted for approximately 14% and 11% of our total revenues, respectively. The increased revenues in 2005 reflect the impact of a number of factors discussed in further detail below.

                 Gross Margins

                The gross margins were 58% in fiscal 2004 and 2005. We anticipate that our gross margins will decrease in the future as our sales of the Ophthalmology Office software products become more significant, since the gross margins associated with such sales are lower than the majority of the products that we currently market.

                 Sales and Marketing Expenses

                Sales and marketing expenses accounted for approximately 25% of revenues during fiscal 2005 and 26% during fiscal 2004. Sales and marketing expenses were $3,439,046 during fiscal 2005, representing an increase of $531,202 or 18% compared to sales and marketing expenses of $2,907,844 in fiscal 2004. The increase in sales and marketing expenses were primarily the result of increased commissions from increased sales of approximately $225,000, increased marketing tradeshow expenses of approximately $117,000, and the hiring of two new sales representatives of approximately $188,000.

                 General and Administrative Expenses

                General and administrative expenses accounted for 11% of revenues during fiscal 2005 and 2004. Expenses were $1,442,959 during fiscal 2005, representing an increase of $237,194 or 20% as compared to expenses of $1,205,765 during fiscal 2004. Increased general and administrative expenses were primarily the result of increased legal expenses.

                 Research and Development Expenses

                Research and development expenses accounted for 8% and 9% of revenues during fiscal 2005 and fiscal 2004, respectively. Expenses were $1,112,023 during fiscal 2005, an increase of $124,254 or 13% as compared to $987,769 during fiscal 2004. During 2005, we focused our research and development efforts on new digital image capture products. We expect our research and development expenditures to increase substantially. Outside consultants and MediVision currently conduct our research and development.

                 Other Expense, net

                Other expenses were $187,342 during 2005 compared to $252,100 during 2004. These amounts were comprised of interest expense associated with the convertible notes to Laurus, debt financing amortization of costs associated with the set-up of the Laurus convertible notes, interest income related to the note receivable with MediVision, and financing fees paid to facilitate third party financing arrangements in connection with sales of our products.

                 Income Taxes

                Due to the change in the net operating loss calculation in 2006, we reclassified the net operating loss amount and valuation allowance in our financial statements for presentation purposes to reflect the revised estimate of available federal NOL. The 2005 net operating loss carry forward increased from $1,019,000 to $1,988,000. This increased our deferred tax asset from $3,242,000 to $4,211,000, which increased our valuation allowance from $2,100,000 to $3,069,000. For comparative purposes, the 2004 net operating loss carry forward increased from $1,481,000 to $2,450,000. This increased our deferred tax asset from $3,553,000 to $4,522,000, which increased our valuation allowance from $2,504,000 to $3,473,000.

                At December 31, 2005 and 2004, management reviewed recent operating results and projected future operating results. At the end of each of these years, management determined that it was more likely than not that a portion of the deferred tax assets attributable to net operating losses would not likely be realized. Due to our limited history of profitable operations, management recorded a valuation allowance of $3,069,000 and $3,473,000 at December 31, 2005 and 2004, respectively. The amount of the valuation allowance will be adjusted in the future if management determines that it is more likely than not the deferred assets will be realized.

                At December 31, 2005, our net operating loss carryover of approximately $3,346,000 for federal income tax purposes increased to approximately $6,195,787 due to the increase in our federal net operating loss carryover as explained above, and expires between 2006 and 2019. Our net operating loss carryforward of approximately $284,000 for California state income tax purposes expires through 2010. The State of California suspended the application of net operating losses for the 2002 and 2003 fiscal years and extended the carry forward period two years. Federal tax credit carryforwards of approximately $175,000 will begin to expire in 2007. Due to changes in ownership, which occurred in prior years, Section 382 of the Internal Revenue Code provides for significant limitations on the utilization of net operating loss carryforwards and tax credits. As a result, a portion of these loss and credit carryovers may expire without being utilized.

                 Net Income

                We reported net income of $1,755,254, or $0.12 basic earnings per share and $0.11 diluted earnings per share during 2005, compared to net income of $1,704,596, or $0.12 basic earnings per share and $0.11 diluted earnings per share during 2004. Earnings per share is calculated in accordance with Financial Accounting Standards No. 128 (see Note 1 of Notes to Financial Statements included in Item 7 of this Form 10-KSB).

                The results of operations for 2005 reflect the positive impact of our ongoing attention and resources to core marketing, selling, corporate operations and cost reduction measures. Growing sales of our digital angiography products and informatics solutions reflect the market’s acceptance of these products and the ongoing quality improvements to products to meet customers’ requirements. There can be no assurance, however, that there will be continued market acceptance of our products or that any continued market acceptance will result in significant future unit sales or revenue contribution.

                 Balance sheet

                Our assets increased by $3,076,275 as of December 31, 2006 as compared to the December 31, 2005. There was a substantial increase in cash and equivalents of $2,223,151 generated primarily from our profitable operations from the previous 12 months of $2,250,759, receipt of $486,803 in repayments from MediVision, exercise of warrants by Laurus of $538,250, offset by an increase in inventory of $427,562, an increase in capital equipment of $364,796, and payments of $200,000 and $160,000 for distribution rights and prepaid products to MediVision.

                We have entered a long term distribution and license agreement for a new digital imaging system, which required a cash payment of $200,000 and an amount previously paid for research and development of $73,808 being applied and shown as a licensing agreement. We have exclusive distributing rights to a new digital imaging system in the Americas and the Pacific Rim (not including China and India) and the indicated capitalized fee will be amortized over the term of the agreement. We also prepaid $160,000 for products related to this new digital imaging system. Our liabilities decreased by $195,403 mainly due to the repayment and conversion of our notes to Laurus Master Fund of $832,645, offset by an increase in deferred warranty of $389,407 and accounts payable of $252,321. Our stockholders’ equity increased by $3,531,829 primarily due to net income from the previous 12 months of $2,250,759, and the conversion of a portion of our notes payable to Laurus Master Fund into common stock of $1,228,311.

                 Liquidity and Capital Resources

                Our operating activities generated cash of $1,535,056 during 2006 as compared to $1,807,858 during 2005. The cash provided by operations during 2006 was substantially due to our increased profitability and accrued liabilities, partially offset by increased receivables and inventory.

                Net cash used in investing activities was $364,796 during 2006 versus $33,500 during 2005. Our primary investing activities consisted of capital asset acquisitions such as software upgrades, phone system and tradeshow booth improvements.

                We generated cash of $1,052,891 in financing activities during 2006 as compared to $176,038 during 2005. The cash generated in financing activities during 2006 was principally from proceeds from repayment of the note receivable from MediVision and the exercise of warrants by Laurus Master Fund. The cash generated in financing activities during 2005 was principally from repayments of borrowings under existing arrangements with MediVision offset by payment of principal on notes with Laurus Master Fund. On December 31, 2006, our cash and cash equivalents were $6,163,857. Management anticipates that additional sources of capital beyond those currently available to it may be required to continue funding of research and development for new products and selling and marketing related expenses for existing products.

                We will continue to evaluate alternative sources of capital to meet our cash requirements, including other asset or debt financing, issuing equity securities and entering into other financing arrangements. There can be no assurance, however, that any of the contemplated financing arrangements described herein will be available and can be obtained on terms favorable to us.

                 Export Sales

                Revenues from sales to customers located outside of the United States accounted for approximately 9% and 11% of our net sales for 2005 and 2004, respectively. Sales to MediVision, included in these totals, accounted for approximately 63% or $786,000 and 57% or $744,000 for 2005 and 2004, respectively.

                 Seasonality

                Our most effective marketing tool is the demonstration and display of our products at the annual meeting of the American Academy of Ophthalmology held during the fall of each year, with a significant amount of our sales orders generated during or shortly after this meeting. Accordingly, we expend a considerable amount of time and resources during the fourth quarter of our fiscal year preparing for this event.

                 Trends

                We are unaware of any known trends, events or uncertainties that have or are reasonably likely to have a material impact on our financial condition, results from operations, or short or long-term liquidity.

                 Inflation

                We believe that inflation has not had a material or significant impact on our revenue or our results of operations.

                 Off Balance Sheet Arrangements

                We have a Secured Debenture in favor of United Mizrahi Bank Ltd., in an amount of up to $2,000,000 (plus interest, commissions and all expenses). Under the Debenture, we guaranteed the payment of all the debts and liabilities of MediVision to United Mizrahi Bank. The Debenture is secured by a first lien on all of our assets. MediVision pledged 2,345,500 shares of our common stock it owns to us in order to secure the Debenture. The amount owed to the financial institutions by MediVision and secured by us as of December 31, 2006 was approximately $2,000,000.

SELLING SECURITY HOLDERS

                Laurus Master Fund, Ltd. (“Laurus”) may sell, from time to time under this prospectus, up to an aggregate of 2,473,201 shares of our common stock, including, (1) in connection with a private placement transaction on April 27, 2004 with Laurus, 979,673 shares issued upon conversion of the principal and interest on the 2004 Laurus Note, and up to 313,000 shares issuable to Laurus under the exercise of the 2004 Laurus Warrant and (2) in connection with a private placement transaction on September 25, 2003 with Laurus, 805,528 shares issued upon conversion of the principal of and interest on the 2003 Laurus Note and up to 375,000 shares of our common stock issuable upon the exercise of the 2003 Laurus Warrant. The 2004 Laurus Note was partially converted into shares of our common stock at a fixed conversion price of $1.22 per share and we repaid the remaining balance. The 2003 Laurus Note was partially converted into shares of our common stock at a fixed conversion price of $1.07 per share and we have repaid the remaining principal balance. The exercise prices of the 2004 Laurus Warrant range between $1.40 and $1.83 per share and the exercise prices of the 2003 Laurus Warrant range between $1.24 and $1.61.

                MediVision Medical Imaging Ltd. may sell, from time to time under this prospectus, pursuant to Amendment No. 1 to the Working Capital Funding Agreement, up to 4,050,000 shares of our common stock acquired by MediVision in June 2003 pursuant to the conversion of $1,150,000 of outstanding principal and accrued interest under a promissory note held by MediVision into 6,216,216 shares of our common stock at a conversion price of $0.185 per share. This prospectus covers the resale of 4,050,000 of such shares of common stock held by MediVision.

                Pursuant to the Common Stock Purchase Agreement, dated as of June 1, 2004 between S2 Partners, LP and MediVision, S2 Partners, LP purchased 550,000 shares of our common stock from MediVision at a price per share of $1.35. S2 Partners, LP may sell, from time to time under this prospectus up to 550,000 shares of our common stock.

                Meadowbrook Opportunity Fund LLC purchased from MediVision 400,000 shares of our common stock at a price per share of $1.20 pursuant to a Common Stock Purchase Agreement dated as of September 16, 2005 between Meadowbrook Opportunity Fund LLC and MediVision. Meadowbrook Opportunity Fund LLC may sell, from time to time under this prospectus, up to 400,000 shares of our common stock. The following table sets forth, to our knowledge, certain information about the selling security holders as of March 31, 2006. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by the holder and the percentage ownership of the holder, shares of common stock issuable upon conversion of the note and upon exercise of the warrant held by the holder that are currently convertible or are exercisable or convertible or exercisable within 60 days after the date of the table are deemed outstanding.

                To our knowledge, Laurus has sole voting and investment power with respect to all of the shares of common stock beneficially owned by it, except that Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus. David Grin and Eugene Grin are the principals of Laurus Capital Management, LLC. The address for Messrs. David Grin and Eugene Grin is 825 Third Avenue, 14th Floor, New York, New York 10022. Laurus has not held nor had any material relationship with us within the past three years.

                To our knowledge, the members of the Board of Directors of MediVision hold the voting and investment power with respect to our shares of common stock beneficially owned by MediVision. The members of MediVision’s Board of Directors are Jonathan Adereth, Noam Allon, Doron Maor, Marc De Clerck, Professor Michael Belkin and Orna Bar-David. As of June 12, 2006, MediVision, our majority shareholder, beneficially owns 9,420,851 shares of our common stock, which comprises approximately 59% of our total issued and outstanding shares of common stock. Gil Allon, a member of our Board of Directors since August 2000, has acted in the capacity of our Chief Executive Officer since August 2000. Mr. Allon is also a member of the Compensation, Option and Nomination Committees of our Board of Directors. Mr. Allon has served as the Vice President and Chief Operating Officer of MediVision from June 1993 until August 2000. Mr. Allon also served as a member of the Board of Directors of MediVision from June 1993 through December 31, 2004. Gil Allon also owns 542,256 shares of common stock of MediVision, which is equal to approximately 8% of MediVision’s issued and outstanding shares. Ariel Shenhar, a member of our Board of Directors since August 2000, has served as our Vice President and Chief Financial Officer since July 2002 and our Secretary since August 2002. Mr. Shenhar has also served as a member of the Board of Directors of MediVision from August 1994 through December 2004 and as its Vice President and Chief Financial Officer from January 1997 through May 2005. Ariel Shenhar also owns 49,568 shares of common stock of MediVision, which is equal to approximately 1% of MediVision’s issued and outstanding shares. Jonathan Adereth, our Chairman of the Board of Directors from August 2000 through December 31, 2004, has served as a member of the Board of Directors of MediVision since July 1999. Noam Allon, a member of our Board of Directors from August 2000 through December 31, 2004, has served as the President, Chief Executive Officer and a member of the Board of Directors of MediVision from June 1993. Noam Allon also owns 542,256 shares of common stock of MediVision, which is equal to approximately 8% of MediVision’s issued and outstanding shares. MediVision serves as the principal distributor of our products in Europe and certain other international markets and we also outsource our research and development activities to MediVision. See Note 6 to the Notes to our financial statements for the twelve months ended December 31, 2005 for more information with respect to our relationship with MediVision.

                To our knowledge, Walrus Partners, LLC, the general partner of S2 Partners, LP, has sole voting and investment power with respect to all of the shares of common stock beneficially owned by it. R. Russell Last and Walter C. Ramsley are the principals of Walrus Partners, LLC. The address for Messrs. R. Russell Last and Walter C. Ramsley is c/o Walrus Partners, LLC, 8014 Olson Memorial Highway, #232, Golden Valley, Minnesota 55427. S2 Partners, LP has not held nor had any material relationship with us within the past three years.

                To our knowledge, Meadowbrook Capital Opportunity Fund LLC has sole voting and investment power with respect to all of the shares of common stock beneficially owned by it except that Meadowbrook Capital Management LLC may be deemed a control person of the shares owned by Meadowbrook Capital Opportunity Fund LLC. Michael Ragins and Evan Greenberg are the principals of Meadowbrook Capital Management LLC. The address for Messrs. Michael Ragins and Evan Greenberg is c/o Meadowbrook Capital Management LLC, 520 Lake Cook Road, Suite 690, Deerfield, Illinois 60015. Meadowbrook Capital Opportunity Fund LLC has not held nor had any material relationship with us within the past three years. As of June 12, 2006, a total of 16,085,652 shares of our common stock were outstanding. The following table sets forth information as of that date regarding the beneficial ownership of our common stock both before and immediately after the offering. Actual ownership of the shares is subject to conversion of the convertible notes and exercise of the warrants.

                The terms of the convertible notes and warrants issued to Laurus whose underlying shares of common stock are included for resale under this prospectus prohibit conversion of the notes or exercise of the warrants to the extent that conversion of either or both of the notes and exercise of either or both of the warrants would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may waive the 4.99% limitation upon 75 days’ prior written notice to us. Also, this limitation does not preclude the holder from converting or exercising the notes or warrants and selling shares underlying the notes or warrants in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the limitation amount.

                The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling security holders described below.

	Shares Beneficially Owned Prior to Offering						Shares Beneficially Owned After the Offering (1)
Name of Beneficial Owner	Number		% of Class		Shares Being Offered		Number	% of Class
Laurus Master Fund, Ltd.	720,998	(2)(3)	4	.3%(3)	2,473,201	(2)	*0	0
MediVision Medical Imaging Ltd.	9,420,851		58.6%		4,050,000		5,370,851	32.0%
S2 Partners, LP	1,005,900		6.3%		550,000		455,900	2.7%
Meadowbrook Opportunity Fund LLP	287,500		1.8%		400,000		*0	0

_________________

*	Since prior registration, the amount of shares owned and/or can possibly own has decreased, leaving a negative amount

(1)	Assumes all shares being offered by the selling security holders are sold.

(2)

Includes 32,998 shares issuable upon conversion of the principal of and interest on the 2004 Laurus Note, up to 313,000 shares of our common stock issuable upon the exercise of the 2004 Laurus Warrant and up to 375,000 shares of our common stock issuable upon the exercise of the 2003 Laurus Warrant.

(3)	Assumes exercise of all of the warrants.

PLAN OF DISTRIBUTION

                The selling security holders and any of their donees, pledgees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of our common stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales, which may include block transactions, may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares: ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resales by the broker-dealer for its own account; an exchange distribution in accordance with the rules of the applicable exchange; privately negotiated transactions; broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share; a combination of any of these methods of sale; or any other method permitted by applicable law.

                The sale price to the public may be: the market price prevailing at the time of sale; a price related to the prevailing market price; at negotiated prices; or a price the selling security holders determines from time to time.

                Laurus has agreed, pursuant to securities purchase agreements between us and Laurus, that Laurus or any of its affiliates and investment partners will not and will not cause any person or entity, directly or indirectly, to engage in “short sales” of our common stock for as long as the convertible note is outstanding. “Short sales” are contracts for the sale of shares of stock that the seller does not own, or certificates which are not within the seller’s control, so as to be available for delivery at the time when, under applicable rules, delivery must be made.

                The shares may also be sold under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling security holders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

                The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If the selling security holders default on a margin loan, the broker may, from time to time, offer and sell the pledged shares. Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

                The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                The selling security holders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. To our knowledge, no selling security holder has entered into any agreement with a prospective underwriter, and we cannot assure you as to whether any such agreement will be entered into. If the selling security holders inform us that that they entered into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

                The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holder or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

                Ophthalmic Imaging Systems is required to pay all fees and expenses incident to the registration of the shares and has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

                Darma Plus, Inc. d/b/a Draper & Associates acted as placement agent in connection with the transactions with Laurus and received cash fees totaling $34,000.

DESCRIPTION OF SECURITIES

                Our authorized capital stock consists of 35,000,000 shares of common stock, no par value per share, and 20,000,000 shares of preferred stock, no par value per share. As of April 27, 2006, we had 16,513,662 shares of common stock outstanding and no shares of preferred stock outstanding. The following is a summary description of our capital stock.

                Common Stock

                The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board of directors may from time to time determine, subordinate to any preferences that may be granted to the holders of preferred stock. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote.

                The common stock is not entitled to preemptive rights and may not be redeemed or converted. Upon our liquidation, dissolution or winding up, the assets legally available for distribution to our stockholders are divided among the holders of the common stock in proportion to the number of shares of common stock held by each of them, after payment of all of our debts and liabilities and fulfillment of the rights of any outstanding class or series of preferred stock that has priority to distributed assets. The rights of holders of common stock are subordinate to those of holders of any series of preferred stock.

                All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders may be diluted.

                Preferred Stock

                Preferred stock may be issued from time to time in one or more series, and our board of directors, without action by the holders of common stock, may fix or alter the voting rights, redemption provisions, dividend rights, dividend rates, claims to our assets superior to those of holders of our common stock, conversion rights and any other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock. The board of directors, without shareholder approval, can issue shares of preferred stock with rights that could adversely affect the rights of the holders of common stock. The issuance of shares of preferred stock could adversely affect the voting power of the holders of common stock and could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding common stock.

                Preferred stock can be used as an anti-takeover measure. The board of directors has exclusive discretion to issue preferred shares with rights that may trump those of our common stock. The board of directors could use an issuance of preferred stock with dilutive or voting preferences to delay, defer or prevent common stock shareholders from initiating a change in control of our company or reduce the rights of common shareholders to the net assets upon dissolution. Preferred stock issuances may also discourage takeover attempts that may offer premiums to holders of our common stock.

                Secured Convertible Term Note Issued on September 25, 2003

                On September 25, 2003, we issued to Laurus the 2003 Laurus Note. The secured convertible term note in the principal amount of $1,000,000 had a maturity date of September 25, 2006 and bore interest at the rate of six and one-half percent (6.5%) per annum. Interest was payable monthly at our option in cash or shares of our common stock. If a registration statement covering the shares of common stock issuable upon conversion of the note is effective and the volume weighted average of the closing price of our common stock for the five trading days immediately preceding the end of the calendar month was at least $1.34, the interest rate was reduced by 25 basis points for each incremental increase.

                The 2003 Laurus Note was convertible into shares of our common stock at a fixed conversion price of $1.07 per share. We granted to Laurus a subordinated second priority security interest in our assets to secure the obligations under the note pursuant to a security agreement dated September 25, 2003 between us and Laurus. We were required to make monthly amortization payments to Laurus commencing on December 25, 2003 in the amount of $36,363.64 plus any accrued but unpaid interest. Such amortization payments were payable monthly at our option in cash or shares of common stock.

                In the event that the closing price of our common stock was greater then 115% of the conversion price for a period of at least five consecutive trading days, we could have, at our sole option, required the conversion at the fixed conversion price of all or a portion of the outstanding principal amount of the note, together with accrued interest on the amount being prepaid, as of the date we provided a written notice of the call. The call date was at least 11 trading days following the date of the call notice provided that a registration statement covering the shares of common stock issuable upon conversion of the note was effective. Our right to have issued a call notice was subject to the limitation that the number of shares of common stock issued in connection with any call notice should not exceed 25% of the aggregate dollar trading volume of our common stock for the eleven trading days immediately preceding the call date. If the price of our common stock fell below 115% of the fixed conversion price during the 11 trading day period immediately preceding the call date, then Laurus would have then been required to convert only such amount of the note as shall equal 25% of the aggregate dollar trading volume for each day that our common stock had exceeded 115% of the fixed conversion price.

                If such prepayment was made on or before September 25, 2004, we would have had the option of prepaying the note in full by paying to Laurus a sum of money equal to 112% of the principal amount of the note plus all accrued and unpaid interest thereon. If such prepayment had been made after September 25, 2004 and on or before September 25, 2005, we would have had the option of prepaying the note in full by paying to Laurus a sum of money equal to 107% of the principal amount of the note plus all accrued and unpaid interest thereon. If such prepayment had been made after September 25, 2005 and on or before September 25, 2006, we would have had the option of prepaying the note in full by paying to Laurus a sum of money equal to 103% of the principal amount of the note plus all accrued and unpaid interest thereon.

                The terms of the convertible note prohibited conversion of the note to the extent that conversion of the note would have resulted in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may have waived the 4.99% limitation upon 75 days’ prior written notice to us.

                On January 24, 2006, we re-paid all amounts outstanding under this convertible note. As of June 12, 2006, we had converted and paid off the entire amount of principal outstanding and payable to Laurus under this secured convertible term note.

                Secured Convertible Term Note Issued on April 27, 2004

                On April 27, 2004, we issued to Laurus the 2004 Laurus Note. The secured convertible term note in the principal amount of $1,200,000 matured on April 27, 2007 and bore interest at a rate of six and one-half percent (6.5%) per annum. Interest was payable monthly at our option in cash or shares of our common stock. If a registration statement covering the shares of common stock issuable upon conversion of the note was effective and the volume weighted average of the closing price of our common stock for the five trading days immediately preceding the end of the calendar month was at least $1.53, the interest rate was reduced by 25 basis points for each incremental increase.

                The 2004 Laurus Note was convertible into shares of our common stock at a fixed conversion price of $1.22 per share. We granted to Laurus a subordinated second priority security interest in our assets to secure the obligations under the note pursuant to a security agreement dated April 27, 2004 between us and Laurus. We were required to make monthly amortization payments to Laurus commencing on August 1, 2004 in the amount of $30,303.03 plus any accrued but unpaid interest. Such amortization payments were payable monthly at our option in cash or shares of common stock.

                In the event that the closing price of our common stock was greater then 115% of the conversion price for a period of at least five consecutive trading days, we may have, at our sole option, required the conversion at the fixed conversion price of all or a portion of the outstanding principal amount of the note, together with accrued interest on the amount being prepaid, as of the date we provided written notice of the call. The call date had to be at least 11 trading days following the date of the call notice provided that a registration statement covering the shares of common stock issuable upon conversion of the note was effective. Our right to issue a call notice was subject to the limitation that the number of shares of common stock issued in connection with any call notice did not exceed 25% of the aggregate dollar trading volume of our common stock for the 11 trading days immediately preceding the call date. If the price of our common stock fell below 115% of the fixed conversion price during the eleven trading day period immediately preceding the call date, then Laurus would have been required to convert only such amount of the note as shall equal 25% of the aggregate dollar trading volume for each day that our common stock exceeded 115% of the fixed conversion price.

                If such prepayment had been made on or before April 27, 2005, we would have had the option of prepaying the note in full by paying to Laurus a sum of money equal to 112% of the principal amount of the note plus all accrued and unpaid interest thereon. If such prepayment had been made after April 27, 2005 and on or before April 27, 2006, we would have had the option of prepaying the note in full by paying to Laurus a sum of money equal to 107% of the principal amount of the note plus all accrued and unpaid interest thereon. If such prepayment had been made after April 27, 2006 and on or before April 27, 2007, we had the option of prepaying the note in full by paying to Laurus a sum of money equal to 103% of the principal amount of the note plus all accrued and unpaid interest thereon, which we did choose to do.

                The terms of the convertible note prohibited conversion of the note to the extent that conversion of the note would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may have waived the 4.99% limitation upon 75 days’ prior written notice to us.

                On January 20, 2006, Laurus converted all amounts outstanding under this convertible note as of that date into 528,082 shares of our common stock. As of June 12, 2006 we had no principal outstanding and payable to Laurus under this secured convertible term note.

                Warrant Issued on September 25, 2003

                On September 25, 2003, we issued to Laurus the 2003 Laurus Warrant. Laurus may exercise the 2003 Laurus Warrant through September 25, 2010. The exercise price under the 2003 Laurus Warrant is as follows: a price of $1.23 per share for the first 100,000 shares acquired upon exercise of the warrant; a price of $1.39 per share for the next 125,000 shares acquired upon exercise of the warrant; and a price of $1.61 per share for any additional shares acquired upon exercise of the warrant. The terms of the 2003 Laurus Warrant prohibit exercise of the warrant to the extent that exercise of the warrant would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may waive the 4.99% limitation upon 75 days’ prior written notice to us.

                Warrant Issued on April 27, 2004

                On April 27, 2004, we issued to Laurus the 2004 Laurus Warrant. Laurus may exercise the 2004 Laurus Warrant through April 27, 2009. The exercise price under the 2004 Laurus Warrant is as follows: a price of $1.40 per share for the first 83,000 shares acquired upon exercise of the warrant; a price of $1.59 per share for the next 105,000 shares acquired upon exercise of the warrant; and a price of $1.83 per share for any additional shares acquired upon exercise of the warrant. The terms of the 2004 Laurus Warrant prohibit exercise of the warrant to the extent that exercise of the warrant would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may waive the 4.99% limitation upon 75 days’ prior written notice to us.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

                 (a) Directors and Executive Officers

                Each director is elected for a one year term until the next annual meeting of shareholders and their successors are elected and qualified.

                The following is a list of the names and ages of our directors and executive officers:

Name	Age	Position
Gil Allon	45	Director, and Chief Executive Officer
Ariel Shenhar	41	Director, Chief Financial Officer, and Secretary
Yigal Berman	58	Director
Michael Benoff	53	Director
Merle Symes	55	Director

                Gil Allon has served as a member of our Board of Directors since August 2000 and has served as our Chief Executive Officer since January 2002. Mr. Allon has acted in the capacity of our Chief Executive Officer since August 2000. Mr. Allon is also a member of the Compensation, Option and Nomination Committees of our Board of Directors. Mr. Allon has served as the Vice President and Chief Operating Officer of MediVision from June 1993 until August 2000. Mr. Allon also served as a member of the Board of Directors of MediVision since MediVision’s inception in June 1993 through December 2004. Mr. Allon received his B.A. and M.Sc. in Computer Science, both with distinction, from the Technion Israel Institute of Technology in Haifa, Israel in May 1987 and December 1989, respectively, and his M.B.A. with distinction in Business Management from the University of Haifa in September 1999.

                Ariel Shenhar has served as a member of our Board of Directors since August 2000, has served as our Vice President and Chief Financial Officer since July 2002 and has served as our Secretary since August 2002. Mr. Shenhar has also served as a member of the Board of Directors of MediVision from August 1994 through December 2004 and as its Vice President and Chief Financial Officer from January 1997 until May 2005. Mr. Shenhar served as a member of the Board of Directors of Fidelity Gold Real Estate Markets Ltd., an Israeli public company engaged in real estate, from 1994 to 1998, as an accountant at Nissan Caspi & Co. Certified Public Accountants in Jerusalem, Israel in 1996, and at Witkowski & Co. Certified Public Accountants in Tel Aviv, Israel from 1994 to 1995. Mr. Shenhar received his B.A. in Economics and Accounting in June 1992 and his M.B.A. in Finance, with distinction, in June 1999 both from the Hebrew University in Jerusalem, Israel, and has been a Certified Public Accountant since January 1997.

                Yigal Berman has served as a member of our Board of Directors since January 2005. Mr. Berman was appointed as Chairman of the Board of Directors in January 2005 as well as Chairman of each of the Audit, Compensation, Option and Nomination Committees of our Board of Directors. Yigal Berman has also served as a member of the Board of Directors of MediVision from July 1996 through December 2004. In addition, since 1991, Mr. Berman has served as Vice President of Finance and Secretary of Intergamma Investment Ltd. Since 1989, Mr. Berman has served as a member of the Board of Directors of Delta Trading, the majority shareholder of MediVision. Mr. Berman received his B.A. in Economics and his M.B.A. in Business Management from the Tel Aviv University in Israel in April 1974 and December 1976, respectively.

                Michael Benoff has served as an independent director on our Board of Directors since July 2004. Mr. Benoff was also appointed to the Audit, Compensation, Nominating, Option and Special Committees of our Board of Directors. Mr. Benoff has been a private investor retired from active business since 1999. From 1987 until 1999, he served in several senior financial management positions, most recently as Executive Vice President and Chief Financial Officer of the Money Store Inc. Prior to this, he was a Vice President of Investment Banking at Matthew

& Wright, Inc. Mr. Benoff graduated from Princeton University, Magna cum Laude, with a Bachelor of Arts in Politics. He was also a member of the Phi Beta Kappa Society.

                Merle Symes has served as an independent director on our Board of Directors since July 2005. Mr. Symes was also appointed to the Audit and Special Committees of our Board of Directors. Mr. Symes is the President and Founder of The Provenance Group, LLC, a firm specializing in corporate strategy and innovation, entrepreneurial ventures, M&A, and technology transfer, which he founded in 2002. From 1997 to 2002, Mr. Symes was Vice President External Technology and Director of Corporate Development in the Surgical Division at Bausch & Lomb, Inc. Mr. Symes received his B.S. in Chemical Engineering in 1973 from South Dakota School of Mines and Technology and his M.B.A., in Finance, in 1979 from the Wharton School of the University of Pennsylvania.

                 (b) Audit Committee Financial Expert

                Our Board of Directors has determined that Yigal Berman, the Chairman of the Audit Committee, qualifies as an independent financial expert serving on our audit committee. This qualification is based upon his education and experience, more fully described above in his biography.

                 (c) Section 16 (a) Compliance

                Section 16 (a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other of our equity securities.

                To our knowledge, based solely on review of the Forms 3 and 4 furnished to us during the year ended December 31, 2006, our acting officers, directors and holders of more than 10% of our outstanding common stock complied with all Section 16(a) filing requirements. We were not furnished any Forms 5 with respect to fiscal 2006.

                 (d) Code of Ethics

                We have adopted a Code of Ethics that applies to our principal executive officer and principal financial officer. Our Code of Ethics is attached to this Form 10-KSB as Exhibit 14. We will provide to any person upon request, without charge, a copy of the Code of Ethics. Such request is to be submitted in writing to our Secretary at: Ophthalmic Imaging Systems, Attention: Ariel Shenhar, 221 Lathrop Way, Suite I, Sacramento, California 95815.

                 (e) Nomination Procedures

There were no material changes to the procedures by which security holders may recommend nominees to our board of directors since filing the proxy statement on Form 14A with the SEC on October 26, 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

           The following table sets forth certain information regarding beneficial ownership of our common stock as of April 27, 2007, by (i) each person who “beneficially” owns more than 5% of all outstanding shares of common stock, (ii) each director and the executive officer identified above in Item 10, and (iii) all directors and the executive officers as a group. Unless otherwise indicated, the address for each beneficial owner is 221 Lathrop Way, Suite I, Sacramento, California 95815.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Management and the Board

Gil Allon	441,667 (1)(2)	2.7%

Ariel Shenhar	262,500 (1)	1.6%

Michael Benoff	53,333 (1)	*

Yigal Berman	—	—

Merle Symes	40,000 (1)	*

Directors and Officers as a group	797,500 (1)	4.8%
(total of 5 persons)

5% Shareholders

MediVision Medical Imaging Ltd.	9,420,851	57.0%
P.O. Box 45, Industrial Park
Yokneam Elit
20692 Israel

Healthinvest Partners	1,252,397	7.6%
Arsenalsgatan 4
SE-111 47 Stockholm
Sweden

Wasatch Advisors	995,690	6.0%
150 Social Hall Ave, 4th Floor
Salt Lake City, UT 84111

_________________

*     Represents less than 1%

(1)           Represents shares subject to stock options exercisable within 60 days from April 27, 2007.

(2)           Includes indirect beneficial ownership by spouse of stock options to purchase 46,667 shares.

EXECUTIVE COMPENSATION

        The following table shows the total compensation that we paid to our chief executive officer and chief financial officer for the last two fiscal years. Those positions were occupied by Gil Allon and Ariel Shenhar, respectively. No other executive officer received more than $100,000 in total compensation during the last two fiscal years. Therefore, for purposes of this disclosure, Mr. Allon and Mr. Shenhar are our only “named executive officers” for the last two fiscal years.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Fiscal Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)		Nonqualified Deferred Compensation Earnings ($) (h)	All other Compenstion ($) (i)		Total ($) (j)
Gil Allon	2006	$183,558	-	-	-	$47,627	(1)	-	$9,616	(2)	-
(Chief Executive Officer)
	2005	$144,415	-	-	-	$65,000		-	$44,474	(3)	-

Ariel Shenhar	2006	$164,981	-	-	-	$37,000	(4)	-	$9,616	(5)	-
(Vice President and Chief
Financial Officer)	2005	$124,415	-	-	-	$35,000		-	$44,474	(6)	-

(1)	Represents bonus accrued in the financial statements. As of April 27, 2007 we paid the bonus.

(2)	Represents automobile expenses we paid for on behalf of Mr. Allon.

(3)	Represents $34,000 of an annual relocation allowance, and $10,474 in automobile expenses that we paid on behalf of Mr. Allon.

(4)	Represents bonus accrued in the financial statements. As of April 27, 2007 we paid the bonus.

(5)	Represents automobile expenses that we paid on behalf of Mr. Shenhar.

(6)	Represents $34,000 of an annual relocation allowance, and $10,474 in automobile expenses that we paid on behalf of Mr. Shenhar.

Employment Agreements

                We entered into an employment agreement with Mr. Allon on December 1, 2001, for his services as Chief Executive Officer, for an initial term of one year, which agreement may be renewed for successive one year intervals upon mutual agreement of the parties. The agreement was renewed on December 15, 2002 and revised to provide for an indefinite term. Under the agreement, revised in April 2006, Mr. Allon receives an annual salary of $180,000 effective April 1, 2006, and a bonus to be determined annually by the Board of Directors based on our meeting certain performance goals determined by the board. Mr. Allon is also eligible to participate in our health and welfare insurance plans and is provided an automobile for business use. Either party may terminate the amended agreement upon six months advance notice. On March 26, 2007, the compensation committee approved to increase Mr. Allon’s salary to $203,000 effective January 1, 2007. The compensation committee also determined that $65,000 will be the maximum bonus to be paid to Mr. Allon for fiscal 2007, the actual bonus amount to be determined by the Board of Directors based upon certain performance measures.

                We also entered into an employment agreement with Mr. Shenhar for his services as Chief Financial Officer, initially for a term of one year, commencing on July 22, 2002, and expiring on June 30, 2003. The employment agreement was revised in December 2003 to provide for an indefinite term. Under the agreement, revised in April

2006, Mr. Shenhar receives an annual salary of $167,000 effective April 1, 2005 and a bonus to be determined annually by the Board of Directors based on our meeting certain performance goals determined by the board. Mr. Shenhar is also be eligible to participate in our health and welfare insurance plans and is provided an automobile for business use. Either party may terminate the amended agreement upon six months advance notice. On March 26, 2007, the compensation committee finalized an approval to increase Mr. Shenhar’s salary to $185,000 effective January 1, 2007. The compensation committee also determined that $55,000 will be the maximum bonus to be paid to Mr. Shenhar for fiscal 2007, the actual bonus amount to be determined by the Board of Directors based upon certain performance measures.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

Outstanding Equity Award at Fiscal Year-end
Option Awards					Stock Award
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equiy Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares of Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested ($) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other That That Have Not Vested (#) (j)
Gil Allon	360,000			$0.406	4/9/2013				-

(Chief Executive									-
Officer)	60,000	30,000(1)		$0.681	10/22/2014				-

	20,000	20,000(1)		$1.86	6/14/2016				-

Ariel Shenhar	200,000			$0.406					-

(Vice President									-
and Chief
Financial Officer)	50,000	25,000(2)		$0.681	10/22/2014				-

(1)	Includes 30, 000 unvested shares for Gil Allon, 15,000 vesting on 4/24/07 and 15,000 vesting on 10/24/07, and 20,000 unvested shares for spouse, Karin Alon, that vest equally over three years every six months beginning on January 1, 2007.

(2)	12,500 shares will vest on 4/24/07, the remaining 12, 500 shares will vest on 10/24/07.

Compensation of Directors

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-equity Incentive Plan Compensation ($) (e)	Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total Total ($) (j)
Yigal Berman	$11,546(1)	-	-	-	-	-	$11,546(1)

Michael Benoff	$31,118(2)	-	-	-	-	-	$31,118(2)

Merle Symes	$30,450(3)	-	-	-	-	-	$30,450(3)

(1)	Mr. Berman received reimbursement of out of pocket expenses related to physical board meetings

(2)	Mr. Benoff received approximately $6,825 for his services and $300 for expenses incurred in relation to his services as a Director during the fiscal year 2006. Mr. Benoff received $22,100 for services rendered and $1,893 for expenses incurred in relation to the Special Committee during the fiscal year 2006.

(3)	Mr. Symes was paid approximately $9,100, and $2,063 for reimbursable expenses. For his services rendered related to the Special Committee, Mr. Symes was paid $21,350.

Director Compensation Arrangements

                We are obligated to pay Mr. Berman out of pocket expenses related to physical board meetings.

                Pursuant to a letter agreement executed on June 25, 2004 between Mr. Benoff and us, we agreed to the following in connection with his service as a director: (i) to grant Mr. Benoff options to purchase up to 40,000 shares of our Common Stock, at a per share price not less than fair market value on the date of the grant, (ii) to pay Mr. Benoff, in four equal quarterly installments, an annual retainer in the aggregate amount of $6,000 for attendance at up to two Board meetings per quarter, (iii) to pay to Mr. Benoff a fee of $100 per hour, not to exceed $500 per day, for attendance at meetings in excess of two Board meetings per quarter and reimbursement for related expenses. The above referenced options were granted by the Board in October 2004 at a per share exercise price of $0.68. On March 26, 2007, the compensation committee finalized an approval to increase Mr. Benoff’s annual retainer to $15,000 for attendance at up to two Board meetings per quarter, effective January 1, 2007.

                Pursuant to a letter agreement executed on July 20, 2005 between Mr. Symes and us, we agreed to the following in connection with his service as a director: (i) to grant Mr. Symes options to purchase up to 40,000 shares of our common stock, at a per share price not less than fair market value on the date of the grant vesting over a three-year period, (ii) to pay Mr. Symes, in four equal quarterly installments, an annual retainer in the aggregate amount of $6,000 for attendance at up to two Board meetings per quarter, (iii) to pay Mr. Symes a fee of $100 per hour, not to exceed $500 per day, for attendance at meetings in excess of two Board meetings per quarter and reimbursement for related expenses. The above referenced options were granted by the Board in August 2005 at a per share exercise price of $1.20. On March 26, 2007, the compensation committee finalized an approval to increase Mr. Symes annual retainer to $15,000 for attendance at up to two Board meetings per quarter, effective January 1, 2007.

                No standard arrangement regarding compensation of the directors has been adopted by the Board, and, except as noted above, we have not paid any director compensation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                 (a) Related Party Transactions

                In January 2004, we entered into a services agreement with MediStrategy Ltd. (“MS”), an Israeli company owned by Noam Allon, a former Director, served on the Board until December 2004. Under the terms of the agreement, MS provides services to us primarily in the business development field in ophthalmology, including business cooperation, mergers and acquisitions, identifying and analyzing new lines of business and defining new product lines or business opportunities to be developed. All services provided by MS are performed solely by Noam Allon.

                In consideration for the services provided, we agreed to pay MS a monthly sum of $3,300, increased to $4,000 beginning September 1, 2005. In addition, as of September 1, 2005, MS is to be paid a yearly performance bonus of up to $10,000 upon achievement of goals under the terms of the agreement as determined by MS, Noam Allon and our Chairman of the Board. During the year ended December 31, 2005, MS earned fees of $42,400. MS was paid out $30,400 out of the $42,400 and the remainder remains accrued, and not yet paid, as of December 31, 2006. During the year ended December 31, 2006, MS earned fees of $48,000. This amount remains accrued, but not paid as of December 31, 2006.

                As discussed in greater detail in the Business Development section and in Management’s Discussion and Analysis or Plan of Operation section of this prospectus, we and MediVision, our parent company, entered into a series of transactions which resulted in MediVision owning approximately 57% of our outstanding common stock as of April 27, 2007. This ownership interest is MediVision’s basis of control in OIS.

                OIS also entered into a Research and Development Services Agreement and a Distribution Agreement with MediVision, and a Distribution Agreement with CCS, an affiliate, which are also discussed in greater detail in the Business Development section.

                 (b) Parent Information

                MediVision is our parent company based on its 57.1% ownership of our outstanding common stock.

                Pursuant to certain agreements between Agfa and MediVision, MediVision must receive Agfa’s approval when voting upon proposals that concern the sales of OIS or substantially all of OIS’ assets and to issue stock at levels that require shareholder approval.

                 (c) Directors

                Yigal Berman, Michael Benoff, and Merle Symes are independent directors as defined by the Nasdaq Marketplace Rules. Gil Allon, who is not an independent director, is a member of the Compensation, Option and Nomination Committees of our Board of Directors.

LEGAL PROCEEDINGS

                 None.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

                Our bylaws provide that we will indemnify our officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been our directors or officers in accordance with Section 317 of the California Corporations Code. Our bylaws also permit us to maintain insurance on behalf of our officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not we have the power to indemnify such person against liability for any of those acts.

                Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

                None of the principal accountant’s reports on the financial statements for either of the past two years contains an adverse opinion or disclaimer of opinion, and none was modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Perry-Smith LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

TRANSFER AGENT AND REGISTRAR

                 The transfer agent and registrar for our common stock is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401. Their telephone number is (303) 262-0600.

INTEREST OF EXPERTS AND COUNSEL

                Our financial statements as of the years ended December 31, 2006 and 2005 included in this prospectus and in the registration statement of which this prospectus is a part have been audited by Perry-Smith LLP, independent registered public accountants, to the extent and for the periods set forth in their report and are incorporated in this prospectus in reliance upon the report given upon the authority of Perry-Smith LLP as experts in auditing and accounting.

                The validity of the shares of common stock offered under this prospectus was passed upon by Troutman Sanders LLP, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

WHERE YOU CAN FIND MORE INFORMATION

                We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act, and the rules and regulations promulgated under the Securities Act, with respect to the common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. While material elements of the contracts and documents referenced in this prospectus are contained in this prospectus, statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the full text of the contract or other document which is filed as an exhibit to the registration statement.

                For further information with respect to us and the common stock offered under this prospectus, reference is made to the registration statement and the exhibits and schedules. The registration statement, including the exhibits and schedules, may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such documents may be obtained from the Securities and Exchange Commission upon the payment of the charges prescribed by the Securities and Exchange Commission. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

                The Securities and Exchange Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission’s web site address is http://www.sec.gov. Our web site address is www.oisi.com.

OPHTHALMIC IMAGING SYSTEMS

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

OPHTHALMIC IMAGING SYSTEMS

FINANCIAL STATEMENTS

As of December 31, 2006 and 2005 and

For the Years Ended December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Ophthalmic Imaging Systems

        We have audited the balance sheet of Ophthalmic Imaging Systems as of December 31, 2006 and 2005, and the related statements of income, retained earnings, and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ophthalmic Imaging Systems as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Perry-Smith LLP
Sacramento, California
March 14, 2007

OPHTHALMIC IMAGING SYSTEMS

BALANCE SHEET

December 31, 2006 and 2005

	2006	2005
ASSETS

Current assets:

Cash and cash equivalents	$6,163,857	$3,940,706
Accounts receivable, net of allowance for
doubtful accounts of
$259,833 and $286,426	3,108,727	2,841,203
Receivable from related party (Note 6)	160,656	690,756
Inventories (Note 2)	808,238	380,676
Prepaid expenses and other current assets	180,744	300,077
Deferred tax assets (Note 9)	1,172,000	1,124,000

Total current assets	11,594,222	9,277,418

Restricted cash (Note 7)	159,514	150,000
Furniture and equipment, at cost, net (Note 3)	390,553	107,787
Licensing agreement (Note 6)	273,808	-
Prepaid products (Note 6)	160,000	-
Other assets	88,737	55,355

Total assets	$12,666,834	$9,590,560

(Continued)

OPHTHALMIC IMAGING SYSTEMS

BALANCE SHEET

(Continued)

December 31, 2006 and 2005

	2006	2005
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$765,235	$512,914
Accrued liabilities (Note 4)	2,018,874	2,045,233
Deferred extended warranty revenue (Note 4)	1,250,893	861,486
Customer deposits	310,768	689,383
Notes payable - current portion (Note 5)	11,204	508,109

Total current liabilities	4,356,974	4,617,125

Line of credit (Note 7)	150,000	–
Notes payable, less current portion (Note 5)	3,833	349,237

Total liabilities	4,510,807	4,966,362

Commitments and contingencies (Note10)

Stockholders' equity (Note 8):
Common stock, no par value, 35,000,000 shares
authorized; 16,507,996 and 15,517,570
shares issued and outstanding in 2006 and
2005, respectively	16,255,077	14,974,007
Accumulated deficit	(8,099,050)	(10,349,809)

Total stockholders' equity	8,156,027	4,624,198

Total liabilities and stockholders' equity	$12,666,834	$9,590,560

The accompanying notes are an integral
part of these financial statements.

OPHTHALMIC IMAGING SYSTEMS

STATEMENT OF INCOME

For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:
Net sales	$15,797,163	$13,650,507
Cost of sales	6,545,792	5,766,883

Gross profit	9,251,371	7,883,624

Operating expenses:
Sales and marketing	3,795,559	3,439,046
General and administrative	1,696,147	1,442,959
Research and development (Note 6)	1,615,758	1,112,023

Total operating expenses	7,107,464	5,994,028

Income from operations	2,143,907	1,889,596

Other income (expense):
Interest expense	(5,843)	(90,958)
Other expense	(151,750)	(220,231)
Interest income	233,445	123,847

Total other income (expense)	75,852	(187,342)

Net income before provision for income
tax benefit	2,219,759	1,702,254

Provision for income tax benefit (Note 9)	31,000	53,000

Net income	$2,250,759	$1,755,254

Basic earnings per share	$0.14	$0.12

Shares used in the calculation of basic
earnings per share	16,090,610	15,205,689

Diluted earnings per share	$0.13	$0.11

Shares used in the calculation of diluted
earnings per share	17,797,162	16,530,277

The accompanying notes are an integral
part of these financial statements.

OPHTHALMIC IMAGING SYSTEMS

STATEMENT OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2006 and 2005

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity
Balance, January 1, 2005	15,033,585	$14,502,320	$(12,105,063)	$2,397,257

Conversion of principal and interest
to common stock (Note 5)	383,985	410,864	-	410,864

Exercise of non-qualified stock
options (Note 8)	100,000	48,929	-	48,929

Stock Based Compensation (Note 8)	-	11,894	-	11,894

Net income	-	-	1,755,254	1,755,254

Balance, December 31, 2005	15,517,570	14,974,007	(10,349,809)	4,624,198

Conversion of principal and interest
to common stock (Note 5)	568,082	690,061	-	690,061

Exercise of warrants (Note 5 and 8)	375,000	538,250	-	538,250

Exercise of non-qualified stock
options (Note 8)	47,344	32,080	-	32,080

Stock Based Compensation (Note 8)	-	20,679	-	20,679

Net income	-	-	2,250,759	2,250,759

Balance, December 31, 2006	16,507,996	$16,255,077	$(8,099,050)	$8,156,027

The accompanying notes are an integral
part of these financial statements.

OPHTHALMIC IMAGING SYSTEMS

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net income	$2,250,759	$1,755,254
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	82,030	76,200
Stock based compensation expense	20,679	11,894
Non-cash payment of interest	1,994	10,323

Net changes in operating assets and liabilities:
Accounts receivable	(267,524)	(1,093,467)
Inventories	(427,562)	134,715

Prepaid expenses and other current assets	109,819	10,483
Deferred tax asset	(48,000)	(95,000)
Other assets	(423,893)	(50,486)
Accounts payable	252,321	40,747
Accrued liabilities	(26,359)	477,148
Deferred extended warranty revenue	389,407	67,514
Customer deposits	(378,615)	462,533

Net cash provided by operating activities	1,535,056	1,807,858

Cash flows used in investing activities:
Acquisition of furniture and equipment	(364,796)	(33,500)

Cash flows from financing activities:
Principal payments on notes payable	(154,242)	(344,919)
Proceeds from borrowings under line of credit	150,000	-
Proceeds from notes receivable from related parties	486,803	472,028
Proceeds from sale of stock	570,330	48,929

Net cash provided by financing activities	1,052,891	176,038

Net increase in cash and cash equivalents	2,223,151	1,950,396

Cash and cash equivalents, beginning of the year	3,940,706	1,990,310

Cash and cash equivalents, end of the year	$6,163,857	$3,940,706

(Continued)

The accompanying notes are an integral
part of these financial statements.

OPHTHALMIC IMAGING SYSTEMS

STATEMENT OF CASH FLOWS

(Continued)

For the Years Ended December 31, 2006 and 2005

	2006	2005
Supplemental schedule of non cash financing activities:
Conversion of notes payable with common stock	$688,067	$400,541
Conversion of interest with common stock	$1,994	$10,323
Reduction in aggregate debt payable to significant
shareholders in exchange for inventory and other
noncash transactions, net	$45,533	$-
Addition to net receivable from significant shareholders in
exchange for inventory and other noncash transactions, net	$-	$98,989

Supplemental schedule of cash flow information:
Cash paid for taxes	$49,173	$60,026
Cash paid for interest	$9,605	$75,052

The accompanying notes are an integral
part of these financial statements.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Ophthalmic Imaging Systems (the “Company” or “OIS”) was incorporated under the laws of the State of California on July 14, 1986. The Company, headquartered in Sacramento, California, is engaged in the business of designing, developing, manufacturing and marketing digital imaging systems, image enhancement and analysis software and informatics solutions for use by practitioners in the ocular health field. The Company’s products are used for a variety of standard diagnostic test procedures performed in most eye care practices.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid investments with original maturities of three months or less as cash equivalents.

At December 31, 2006, the Company had deposits with carrying amounts of $6,163,857 and bank balances of $6,391,181. Federally insured balances totaled $300,000 and uninsured balances totaled $6,091,181 at December 31, 2006.

Concentrations of Credit Risk and Export Sales

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the Company’s policy of requiring deposits from customers, the number of customers and their geographic dispersion. The Company maintains reserves for potential credit losses and such losses have historically been within management’s expectations. No single customer comprised 10% or more of net sales, during the years ended December 31, 2006 or 2005.

Revenues from sales to customers located outside of the United States accounted for approximately 5% and 8% of net sales during the years ended December 31, 2006 and 2005, respectively.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories, which consist primarily of purchased system parts, subassemblies and assembled systems, are stated at the lower of cost (determined using the first-in, first-out method) or market.

Accounts Receivable Allowance

The Company generally offers to its customers terms of 50% deposit paid up-front, remaining 50% less installation portion net 15 days after shipment of product, and the installation portion after installation is complete. The allowance for doubtful accounts balances is estimated based on historical experience and any specific customer/installation issues that have been identified. The Company periodically assesses the adequacy of its recorded accounts receivable allowance, and adjusts the balance as necessary.

Changes in the allowance for doubtful accounts were as follows:

Allowance at January 1, 2005	$301,839
Provision	(1,044)
Write-Off	(14,369)

Allowance at December 31, 2005	286,426
Provision	(26,593)

Allowance at December 31, 2006	$259,833

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives generally range from three to seven years. The Company evaluates furniture and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company’s revenue recognition policies are in compliance with applicable accounting rules and regulations, including Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements,” American Institute of Certified Public accountants (“AICPA”), Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” SOP 98-9, “Modification of SOP 97-2", with Respect to Certain Transactions and Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables.”

Under EITF 00-21, the multiple components of our revenue are considered separate units of accounting in that revenue recognition occurs at different points of time for product shipment, installation and training services, and service contracts based on performance or contract period.

Revenue for the product shipment is recognized when title passes to the customer, which is upon shipment, provided there are no conditions to acceptance, including specific acceptance rights. If we make an arrangement that includes specific acceptance rights, revenue is recognized when the specific acceptance rights are met. Upon review, we concluded that consideration received from our customer agreements are reliably measurable because the amount of the consideration is fixed and no specific right of return or refund are included in the arrangement.

Installation revenue is recognized when the installation is complete. Separate amounts are charged and assigned in the customer quote, sales order and invoice, for installation and training services. These amounts are determined based on fair value, which is calculated in accordance with industry and competitor pricing of similar services and adjustments according to what the market will bear.

Extended product service contracts are offered to our customers and are generally entered into prior to the expiration of our one year product warranty. The revenue generated from these transactions are recognized over the contract period, normally one to four years.

Warranty Reserve

Our warranty reserve contains two components. A general product reserve on a per product basis and specific reserves created as we become aware of system performance issues. The product reserve is calculated based on a fixed dollar amount per system shipped each quarter. Specific reserves usually arise from the introduction of new products and as issues are resolved, we reduce the specific reserve. These types of issues can cause our warranty reserve to fluctuate outside of sales fluctuations.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Warranty Reserve (continued)

Historically, we estimated the cost of the various warranty services by taking into account the estimated cost of servicing routine warranty claims in the first year, including parts, labor and travel costs for service technicians. We analyze the expenses and utilization of our service department to estimate the cost per system for the first year manufacturer’s warranty.

Shipping and Handling Costs

Shipping and handling costs are included with cost of sales.

Advertising Costs

Advertising expenditures totaled approximately $68,437 and $62,178, for the years ended December 31, 2006 and 2005, respectively.

Income Taxes

Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

We calculate a tax provision quarterly and assess how much of our deferred tax asset is more likely than not to be used in the future. In our assessment, we assume that we will be able to use all of our unlimited NOL amounts. We then assess the amount of our future capped net operating losses we will more likely than not be able to use.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

At December 31, 2006 and 2005, the Company’s financial instruments included cash, cash equivalents, receivables, accounts payable, accrued liabilities and borrowings. The fair value of these financial instruments approximated their carrying value because of the short-term nature or variable rate terms of these instruments.

Earnings Per Share

Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock, which shares in the earnings of the Company. The treasury stock method is applied to determine the dilutive effect of stock options in computing diluted EPS.

Stock Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payments,” which addresses the accounting for stock-based payment transactions whereby an entity receives employee services in exchange for equity instruments, including stock options. SFAS No. 123(R) eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and instead generally requires that such transactions be accounted for using a fair-value based method. In 2005, we followed the measurement provisions of SFAS 123 for stock options issued to non-employees utilizing a Black-Scholes-Merton option-pricing model. We recorded compensation expense of $11,894 for stock options granted to non-employees for the years ended December 31, 2005. The Company has elected the modified prospective transition method as permitted under SFAS No. 123(R), and accordingly, prior periods have not been restated to reflect the impact of SFAS No. 123(R). The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006. Stock-based compensation for awards granted prior to January 1, 2006 is based upon the grant-date fair value of such compensation as determined under the pro forma provisions of SFAS 123(R), “Accounting for Stock-Based Compensation.” The Company issues new shares of common stock upon the exercise of stock options.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation (Continued)

The Company uses a Black-Scholes-Merton option valuation model to determine the fair value of stock-based compensation under SFAS No. 123(R), consistent with that used for pro forma disclosures under SFAS No. 123(R). The Black-Scholes-Merton model incorporates various assumptions including the expected term of awards, volatility of stock price, risk-free rates of return and dividend yield. The expected term of an award is generally no less than the option vesting period and is based on the Company’s historical experience. Expected volatility is based upon the historical volatility of the Company’s stock price. The risk-free interest rate is approximated using rates available on U.S. Treasury securities with a remaining term equal to the option’s expected life. The Company uses a dividend yield of zero in the Black-Scholes-Merton option valuation model as it does not anticipate paying cash dividends in the foreseeable future.

As a result of adopting Statement 123 (R) on January 1, 2006, the Company’s net income for the year ended December 31, 2006 is $15,961 lower than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted income per share for the year ended December 31, 2006 would have been unchanged if the Company had not adopted Statement 123 (R). We have not recorded income tax benefits related to equity-based compensation expense as deferred tax assets are substantially offset by a valuation allowance. As a result, the implementation of SFAS 123 (R) did not impact the Statement of Cash Flows for the year ended December 31, 2006.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the company’s stock option plans for the year ended December 31, 2005. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing model and amortized to expense over the options’ vesting periods.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation (Continued)

For the Fiscal Year Ended December 31, 2005
Net income as reported	$1,755,254

Stock-based employee compensation included in net income as reported	-

Stock-based employee compensation expense determined under fair value method	$(51,199)

Net income	$1,704,055

Basic Earnings per Share - as reported	$0.12

Basic Earnings Per Share - pro forma	$0.11

Diluted Earnings per Share - as reported	$0.11

Diluted Earnings Per Share - pro forma	$0.10

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Financial Accounting Statements

Financial Accounting Pronouncement FIN 48

In June 2006, the FASB issued FASB interpretation No. 48 (FIN48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The provisions of FIN 48 will be effective for the Company on January 1, 2007 and are to be applied to all tax positions upon initial application of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company is currently evaluating the impact of its adoption of FIN 48 and has not yet determined the effect, if any, on its earnings or financial position.

Staff Accounting Bulletin No. 108

In September 2006, the Securities and Exchange Commission published Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. The interpretation in this Staff Accounting Bulletin are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice to build up improper amounts on the balance sheet. This guidance will apply to the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our financial position, results of operations or cash flows and no cumulative adjustment was required.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Financial Accounting Statements (Continued)

Financial Accounting Pronouncement FAS 157

In December 2006, the Financial Accounting Standards Board (“FASB”) released Statement of Financial Accounting Standards No. 157 – Fair Value Measurements. This statement defines fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This standard applies under other accounting pronouncements that require or permit fair value measurements and is intended to increase consistency and comparability. This statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of FASB 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

2.	INVENTORIES

Inventories consist of the following as of December 31, 2006 and 2005:

	2006	2005
Raw materials	$425,409	$211,282
Work-in-process	75,039	70,631
Finished goods	307,790	98,763

	$808,238	$380,676

3.	FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following as of December 31, 2006 and 2005:

	2006	2005
Research and manufacturing equipment	$180,819	$151,916
Office furniture and equipment	593,931	259,636
Demonstration equipment	19,368	19,368

	794,118	430,920
Less accumulated depreciation
and amortization	(403,565)	(323,133)

	$390,553	$107,787

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

4.	ACCRUED LIABILITIES, PRODUCT WARRANTY AND DEFERRED REVENUE

Accrued Liabilities

Accrued liabilities consist of the following as of December 31, 2006 and 2005:

	2006	2005
Accrued compensation	$834,570	$763,137
Accrued warranty expenses	395,575	614,251
Other accrued liabilities	788,729	667,845

	$2,018,874	$2,045,233

Product Warranty

Product warranty reserve changes consist of the following as of December 31, 2006 and 2005:

	2006	2005
Warranty balance at beginning of the year	$614,251	$505,851
Reductions for warranty services provided	(351,001)	(271,751)
Changes for accruals in current period	132,325	405,900
Changes for accruals for pre-existing warranties	-	(25,749)

Warranty Balance at end of the year	$395,575	$614,251

Deferred Extended Warranty Revenue

In addition to the Company’s one-year warranty, the Company offers an extended warranty for an additional charge to the customer. The Company records the sale of the extended warranty as deferred revenue and amortizes the revenue over the term of the agreement, generally one to four years. At December 31, 2006 and 2005, deferred extended warranty revenue was $1,250,893 and $861,486, respectively. This increase is due to a larger customer base as well as an increase in the education to our customers concerning the benefits of purchasing an extended warranty contract.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

5.	NOTES PAYABLE

Notes payable consist of the following at December 31, 2006 and 2005:

	2006	2005
Laurus Master Fund Ltd. #1	$-	$135,676
Laurus Master Fund Ltd. #2	-	696,970
Other	15,037	24,700

	15,037	857,346

Less: current portion	11,204	508,109

Long-term portion	$3,833	$349,237

Laurus Master Fund Ltd. #1

On September 25, 2003, the Company entered into a convertible term note and securities purchase agreement with Laurus Master Fund, Ltd. #1 (“Laurus 1”). Pursuant to the agreements, the Company sold to Laurus 1, a secured convertible term note in the principal amount of $1,200,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due September 25, 2006, convertible into shares of its common stock at a conversion price of $1.07 per share. Under certain circumstances, both the Company and Laurus 1 may exercise their right to convert all or a portion of the outstanding principal and interest into shares of common stock. Loan costs of $118,718 have been capitalized and are being amortized over the three-year life of the note. The Company granted to Laurus 1 a subordinated second priority security interest in its assets to secure the obligations under the note. Additionally, the Company issued a warrant to Laurus 1 to purchase 375,000 shares of its common stock at exercise prices ranging between $1.23 and $1.61 per share (Note 11).

In 2004, the Company opted to pay $580,796 of principal and $35,869 of interest in 576,322 shares of common stock. In 2005, the Company opted to pay $400,541 of principal and $10,323 of interest in 383,985 shares of common stock.

In 2006, the Company opted to pay $21,400 of principal in 20,000 shares of common stock, $114,275 of principal and $1,204 of interest in cash for the note. Due to these conversions and payments, there is no remaining balance on this note.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

5.	NOTES PAYABLE (Continued)

Laurus Master Fund Ltd. #2

On April 27, 2004, the Company entered into a convertible term note and securities purchase agreement with Laurus Master Fund, Ltd. #2 (“Laurus 2”). Pursuant to these agreements, the Company sold to Laurus, a secured convertible term note in the principal amount of $1,000,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due April 27, 2007, convertible into shares of its common stock at a conversion price of $1.22 per share. Under certain circumstances, both the Company and Laurus may exercise their right to convert all or a portion of the outstanding principal and interest into shares of common stock. Loan costs of $70,980 have been capitalized and are being amortized over the three-year life of the note. The Company granted to Laurus a subordinated second priority security interest in its assets to secure the obligations under the note. Additionally, the Company issued a warrant to Laurus to purchase 313,000 shares of its common stock at exercise prices ranging between $1.40 and $1.83 per share (Note 11).

During 2006, the Company opted to pay $666,667 of principal and $1,994 of interest in 548,082 shares of common stock, and $30,303 of principal and $3,772 of interest in cash for the note that was due June 21, 2007. Due to these conversions and payments, there is no remaining balance on this note.

6.	RELATED PARTY TRANSACTIONS

MediVision

On March 2, 2005, we entered into a Loan and Security Agreement and Promissory Note with MediVision (the “Loan Agreement”) whereby we agreed to loan MediVision up to $2,000,000. The Loan Agreement incorporated $1,150,000 previously approved by our Board of Directors. Under the terms of the agreement, interest is 7.25% per annum and was payable on February 28, 2006 along with all outstanding principal due at that date. The note was secured by 2,409,000 shares of our common stock owned by MediVision. The number of shares was based on the average closing price of shares of our stock during the period covering the last ten (10) business days of February, 2005, which average closing price was $1.11, discounted by 25%. In the event that MediVision were to sell any shares of our stock it owns during the period of the agreement, a minimum of 50% of the proceeds from such sales would be required to be paid to us to reduce the outstanding amount owed. On July 28, 2005, we and MediVision entered into an amendment to the Loan Agreement whereby MediVision repaid $1,000,000 to us, decreasing the agreed upon loan of $2,000,000 to $1,000,000 and the amount of shares securing the loan was decreased by 1,204,500 shares.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

6.	RELATED PARTY TRANSACTIONS (Continued)

On July 20, 2005, our Board of Directors, at MediVision’s request, authorized us to guarantee and/or provide security interests in our assets for certain of MediVision’s loans with United Mizrahi Bank Ltd. We entered into a Secured Debenture (the “Debenture”) in favor of United Mizrahi Bank Ltd., in an amount of up to $2,000,000 (plus interest, commissions and all expenses). Under the terms of the Debenture, we guarantee the payment of all of the debts and liabilities of MediVision to United Mizrahi Bank. The Debenture is secured by a first lien on all of our assets. MediVision pledged 2,345,500 shares of our common stock it owns to us in order to secure the Debenture. The number of shares securing the Debenture is comprised of the 1,204,500 shares previously securing the promissory note under the Loan Agreement to cover $1,000,000 and 1,141,000 shares of our common stock (which number was based upon the average closing price of shares of our stock during the period covering the last ten (10) business days of February, 2005, which was $1.17, discounted by 25%) to cover the second $1,000,000. The amount owed to the financial institutions by MediVision and secured by us as of December 31, 2006 was approximately $2,000,000.

On July 28, 2005, pursuant to the aforementioned Debenture signed by us, MediVision executed the amended Loan Agreement and paid back $1,000,000 of the loan from us; reducing the amount MediVision owed us on the promissory note to $955,558. On September 20, 2005, pursuant to a Common Stock Purchase Agreement, dated as of September 16, 2005, between MediVision and Meadowbrook Opportunity Fund LLC, MediVision sold 400,000 shares of our common stock to Meadowbrook Opportunity Fund LLC at a price of $1.20 per share. MediVision used $240,000 of the proceeds from this sale to repay part of the aforementioned loan to us, reducing the amount MediVision owes us on the promissory note to $715,556, plus accrued interest under the loan. On December 8, 2005, MediVision sold 310,000 shares to the clients of an institutional investor at the price per share of $1.45. MediVision used $225,000 of the proceeds from this sale to repay part of the aforementioned loan to us, reducing the amount MediVision owes us on the promissory note to $492,556, plus accrued interest under the loan. On February 14, 2006, MediVision sold 1 million shares of our common stock to Wasatch Advisors, Inc. at the market price of $1.80 per share. MediVision used $492,556 of the proceeds from this sale to repay the remaining principal balance of the aforementioned loan to us. As a result of the foregoing transactions, as of December 31, 2006, MediVision owned approximately 57% of our outstanding common stock.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

6.	RELATED PARTY TRANSACTIONS (Continued)

On June 28, 2006, we and MediVision entered a License and Distribution Agreement whereby MediVision appointed us to be its exclusive distributor of a new digital imaging system in the Americas and the Pacific Rim (excluding China and India), for a term of ten years. In return, we paid $273,808, consisting of a cash payment of $200,000, and recognition of $73,808 of research and development advances made in previous periods. Additionally, we are obligated to pay advances totaling $460,000 based on the completion of certain phases of development of the new digital imaging system and the completion of certain documents, and granted MediVision a license to use our OIS WinStation software and any other applicable OIS system and the accompanying intellectual property rights therein. On September 21, 2006, we paid $160,000 based on the completion of the first milestone in the agreement.

The advanced funds will be recovered as we purchase new digital imaging systems in accordance with the specified quotas. The quota mandates that we purchase a minimum amount of the new digital imaging systems each year. If we fail to satisfy our quota obligation, then we may pay MediVision the gross profit on the shortfall units to maintain exclusivity in the agreed upon territory. If no such shortfall payment is made, such failure to meet the quota will constitute a material breach and MediVision may terminate the exclusivity provision or the entire agreement. The quotas for 2007, 2008, 2009, and 2010 are 50, 70, 80, and 90 units, respectively, and will be at least 95 units for each year thereafter. The initial term of the agreement is for ten years, which will be automatically renewed in one year periods. Either party may terminate the agreement with at least 6 months prior written notice, provided that, we meet the purchase quota. Cash payments made under this agreement for exclusive distribution rights have been capitalized and will be amortized over the term of the agreement.

At December 31, 2006, the Company had recorded approximately $99,000 of receivable and note due from MediVision as compared to $631,000 of receivable and note due from MediVision as of December 31, 2005. The changes are the result of cash payments and the net effect of other intercompany revenue and expense transactions.

Sales to MediVision during the fiscal years ended December 31, 2006 and 2005 totaled approximately $376,000 and $786,000, respectively. Sales derived from product shipments to MediVision are made at transfer pricing which is based on similar volume discounts that would be available to other resellers or distributors of the Company’s products.

During the year ended December 31, 2006 and 2005, the Company paid $1,115,000 and $667,400 to MediVision for research and development performed on behalf of the Company.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

6.	RELATED PARTY TRANSACTIONS (Continued)

CCS Pawlowski

The Company entered into an agreement with CCS Pawlowski GmbH (“CCS”), a German subsidiary of MediVision, whereas CCS will be a distributor for the Company in the Germany and Austria territories.

At December 31, 2006, the Company had recorded approximately $62,000 of amounts due from CCS, as compared to $60,000 due from CCS as of December 31, 2005.

Sales to CCS during the fiscal years ended December 31, 2006 and 2005 totaled approximately $399,000 and $215,000, respectively.

MediStrategy Ltd.

The Company has a service agreement with MediStrategy Ltd. (“MS”), an Israeli company owned by Noam Allon, a former Director of the Company, serving on the Board until December 2004. Under the terms of the agreement, MS provides services to the Company primarily in the business development field in ophthalmology, including business cooperation, mergers and acquisitions, identifying and analyzing new lines of business and defining new product lines or business opportunities to be developed. All services provided by MS are performed solely by Noam Allon.

In consideration for the services provided, the Company agreed to pay MS a monthly sum of $3,300. In addition, MS is to be paid a yearly performance bonus of up to $20,000 upon achievement of goals under the terms of the agreement determined by MS, Noam Allon and the Company’s Chairman of the Board. As of September 1, 2005, the monthly sum changed from $3,300 to $4,000, and the yearly performance bonus changed from $20,000 to $10,000. During the year ended December 31, 2005, MS earned fees of $42,400. MS was paid out $30,400 out of the $42,400 and the remainder remains accrued in other accrued liabilities (Note 4), and not yet paid, as of December 31, 2006. During the year ended December 31, 2006, MS earned fees of $48,000. This amount remains accrued, but not paid as of December 31, 2006.

Jonathan Adereth

Starting January 2005, Jonathan Adereth, a former director, serves as a consultant to the board of directors. The Company agreed to the following in connection with his service as a consultant. (i) to pay to Mr. Adereth, a monthly retainer of $2,000, (ii) to pay to Mr. Adereth a daily fee of $500 for physical attendance in meetings, and (iii) to reimburse Mr. Adereth for reasonable expenses incurred in connection with his services as a consultant to the Board of Directors.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

7.	LINE OF CREDIT

In May 2003, the Company entered into a $150,000 line of credit agreement with one of its banks, Wells Fargo, the line is secured by a pledged deposit with the bank totaling $159,514 at December 31, 2006. Advances on the line bear interest at prime (8.25% at December 31, 2006) with interest due monthly. The line matures on September 10, 2008.

8.	SHARE-BASED COMPENSATION

The Company has five stock-based compensation plans and Individual Stock Option Agreements. Options granted under these plans generally have a term of ten years from the date of grant unless otherwise specified in the option agreement. The plans generally expire ten years from the inception of the plans. Options granted under these agreements have a vesting period of three to four years. Incentive stock options under these plans are granted at fair market value on the date of grant and non-qualified stock options granted can not be less than 85% of the fair market value on the date of grant.

There were no new stock option plans approved during 2006.

A summary of the Company’s plans as of December 31, 2006 is presented below:

Plan Name	Options Authorized Per Plan	Plan Expiration		Options Outstanding	Range of Exercise Prices	Available for Future Grants
1997 Nonstatutory Plan	1,000,000	October	2002	60,000	$0.63 - $1.38	-
Individual Stock Option Agreements	126,360	November	1998	70,200	$ 0.63	-
2000 Option Plan	1,500,000	September	2010	1,333,333	$0.10 - $1.45	134,999
2003 Option Plan	750,000	October	2013	759,166	$0.68 - $1.96	-
2005 Option Plan	750,000	December	2015	-		750,000

				2,222,699		884,999

In calculating compensation recorded related to stock option grants for the year ended December 31, 2006, the fair value of each stock option is estimated on the date of grant using the Black-Scholes-Merton option-pricing model and the following weighted average assumptions: dividend yield none; expected volatility of 88.54%, risk-free interest rate of 4.27%, and expected term (years) of 10. The computation of expected volatility used in the Black-Scholes-Merton option-pricing model is based on the historical volatility of our share price. The expected term is estimated based on a review of historical and future expectations of employee exercise behavior.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

8.	SHARE-BASED COMPENSATION (Continued)

In calculating compensation related to stock option grants, the fair value of each stock option is estimated on the date of grant using the Black–Scholes-Merton option pricing model and the following weighted average assumptions:

	2006	2005
Dividend Yield	None	None
Expected volatility	88.54	90.78
Risk-free interest rate	4.27	4.42
Expected term (years)	10	10

A summary of the changes in stock options outstanding under our equity-based compensation plans during the fiscal year ended December 31, 2006 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	2,107,543	$ 0.55	7.45	$2,845,183

Granted	190,000	$ 1.84	9.45	-
Exercised	(47,344)	$ 0.68	-	-

Forfeited/Expired	(27,500)	$ 1.21	-	-

Outstanding at December 31, 2006	2,222,699	$ 0.65	7.03	$5,890,152

Exercisable at December 31, 2006	1,798,407	$ 0.52	6.67	$4,999,571

Shares issued to non-employees reflected in the table above include 684,000 shares outstanding at January 1, 2006. No shares were granted or exercised, and 1,000 shares lapsed during the year ended December 31, 2006, resulting in 683,000 shares outstanding and 578,042 exercisable at December 31, 2006 for non-employees.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

8.	SHARE-BASED COMPENSATION (Continued)

The weighted-average grant-date fair value of options granted during 2006 was $1.41. The weighted-average grant-date fair value of options calculated in accordance with FAS 123(R) granted during 2005 was $1.08. The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was $74,265, and $67,358, respectively.

A summary of the status of nonvested shares at December 31, 2006 and changes during the year then ended, is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares at January 1, 2006	474,292	$0.71

Granted	190,000	0.68

Vested	(217,334)	0.74

Forfeited/Expired	(22,666)	1.21

Non-vested shares at December 31, 2006	424,292	$0.99

Non-vested shares relating to non-employees reflected in the table above include 104,958 shares outstanding at January 1, 2006 and December 31, 2006.

As of December 31, 2006, there was $31,873 total unrecognized compensation cost related to non-vested options granted under the plans. That cost is expected to be recognized through 2009.

Cash received from warrant and stock option exercises for the years ended December 31, 2006, and 2005 was $32,080 and $48,929, respectively.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

9.	INCOME TAXES

During the fourth quarter of 2006, management reviewed the IRC section 382 limitation calculation within the federal net operation loss calculation, and determined that the stock price used to calculate the fair market value of the Company at that time did not reflect the true fair value of the Company. Upon further analysis and research, management used a range before and after the change of ownership to get an average stock price that more accurately reflects the fair value of the Company at the time. This increased our federal net operating loss carryover from approximately $2,028,000 to approximately $4,877,000 which expires between 2007 and 2020. We have no net operating loss carryforward for California state income tax purposes. In 2006, the Company used the federal tax credit carryforward of approximately $175,000. Due to changes in ownership which occurred in prior years, Section 382 of the Internal Revenue Code provides for significant limitations on the utilization of net operating loss carryforwards and tax credits. As a result of these limitations, a portion of these loss and credit carryovers may expire without being utilized.

We reclassified the net operating loss amount and valuation allowance in our 2005 footnote for presentation purposes to reflect the revised estimate of available federal NOL. The 2005 net operating loss carry forward increased from $1,019,000 to $1,988,000. This increased our deferred tax asset from $3,242,000 to $4,211,000, which increased our valuation allowance from $2,100,000 to $3,069,000.

The income tax (benefit) expense for the years ended December 31, 2006 and 2005 consisted of the following:

	Federal	State	Total
2006

Current	$(53,000)	$70,000	$17,000
Deferred	841,000	95,000	936,000
Change in valuation allowance	(914,000)	(70,000)	(984,000)

Total income tax (benefit)	$(126,000)	$95,000	$(31,000)

2005

Current	$28,000	$14,000	$42,000
Deferred	154,000	155,000	309,000
Change in valuation allowance	(426,000)	22,000	(404,000)

Total income tax (benefit)	$(244,000)	$191,000	$(53,000)

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

9.	INCOME TAXES (Continued)

The Company’s effective tax rate for the years ended December 31, 2006 and 2005 was (1)% and (3)%. The reconciliation of the statutory rate to the effective rate is as follows:

	2006	2005
Statutory rate	34%	34%

State income taxes, net of Federal benefit	6	6
Other	(10)	7
Utilization of net operating losses	(22)	(44)
Change in valuation allowance	9	(6)

Total	(1)%	(3)%

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005
Deferred tax assets:
Net operating loss carry forwards	$1,547,000	$1,988,000
Inventory reserves	649,000	964,000
Payroll related accruals	165,000	194,000
Warranty accrual	170,000	263,000
Sales and accounts receivable reserve	111,000	153,000
Uniform capitalization	37,000	42,000
Deferred revenue	536,000	362,000
AMT credit carryover	70,000	70,000
R&D credit carryover	-	175,000

Total deferred tax assets	3,285,000	4,211,000

Valuation allowance	(2,085,000)	(3,069,000)

Net deferred tax assets	1,200,000	1,142,000

Deferred tax liabilities:
Depreciation	(28,000)	(18,000)

Net deferred tax assets	$1,172,000	$1,124,000

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

9.	INCOME TAXES (Continued)

At December 31, 2006 and 2005, management reviewed recent operating results and projected future operating results. At the end of each of these years, management determined that it was more likely than not that a portion of the deferred tax assets attributable to net operating losses would likely be realized. In order to realize our tax asset in 2006 and 2005, we needed to evaluate whether we will more likely than not be able to realize our deferred tax asset for 13 and 14 years ahead, respectively. We were not profitable for seventeen consecutive years between 1984 and 2000. We became profitable in 2001 and have been profitable for the last five years. There is significant uncertainty in projecting future profitability due to the history of our business, and the rapidly changing medical technology market that we are in. In 2006, we made an assessment that we will be able to use five years of capped net operating losses in the future, and projected taxable income in 2007. In 2006, we did not have enough available information to look beyond the year 2012 when assessing the amount of deferred tax assets that are more likely than not to be used. In 2005, we made an assessment that we will be able to use five years of capped net operating losses in the future and projected taxable income in 2006. In 2005, we did not have enough available information to look beyond the year 2011 when assessing the amount of deferred tax assets that are more likely than not to be used. Forming a conclusion that a valuation allowance is not needed is difficult if there is a history of losses, especially if the losses were not due to an extraordinary item. In the fourth quarter of every fiscal year, we participate in the industry’s largest tradeshow of the year, which results in approximately 25% of our revenue generated in the last month of the fiscal year. This tradeshow substantially influences the outcome of our profitability for that year, as well as gives us an indication of the years to come. We consider the sales data from this period and the general market response to our new products when preparing our evaluation of our valuation allowance. Due to the Company’s limited history of profitable operations, management has recorded a valuation allowance of $2,085,000 and $3,069,000 at December 31, 2006 and 2005, respectively. The amount of the valuation allowance will be adjusted in the future if management determines that it is more likely than not the deferred assets will be realized.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

10.	COMMITMENTS AND CONTINGENCIES

Security Interest

In December 2002, the Company granted a security interest in substantially all assets of the Company to the United Mizrahi Bank Ltd. Bank, as security for amounts borrowed by MediVision from the bank and advanced to the Company under the note agreements (Note 6).

Equity Line of Credit

On December 28, 2004, the Company entered into an investment agreement with Dutchess Private Equities Fund II, LP (Dutchess) providing for an equity line of credit. Pursuant to the investment agreement, Dutchess had agreed to provide the Company with up to $9,000,000 of funding during the thirty month period beginning on the date that a registration statement the Company agreed to file providing for the resale of the shares of common stock issuable under the investment agreement was declared effective by the Securities and Exchange Commission. On October 18, 2006 the Company withdrew it’s registration statement, effectively terminating the agreement with Dutchess.

Operating Leases

The Company leases its corporate headquarters and manufacturing facility under a noncancellable operating lease that expires in June 2009. The lease agreement provides for minimum lease payments of $141,611 for the year ended December 31, 2007, $146,546 for the year ended December 31, 2008, and $75,833 for the year ended December 31, 2009.

Rental expense charged to operations for all operating leases was approximately $106,000 during the years ended December 31, 2006 and 2005.

OPHTHALMIC IMAGING SYSTEMS

NOTES TO FINANCIAL STATEMENTS

(Continued)

11.	WARRANTS

During 2006, Laurus converted 375,000 of common stock warrants for $538,250.

Warrant activity for the years ended December 31, 2006 and 2005 is summarized as follows:

	2006		2005
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding at beginning of year	688,000	$1.53	688,000	$1.53

Exercised	375,000	$1.44	-	-

Outstanding at end of year	313,000	$1.64	688,000	$1.53

Currently exercisable	313,000	$1.64	688,000	$1.53

There were 313,000 warrants outstanding and exercisable as of December 31, 2006 with a weighted average remaining contractual life of 2.32 years, a weighted average exercise price of $1.64. The warrants were issued in conjunction with the debt offerings for Laurus Master Fund. The warrants outstanding on December 31, 2006 expire on April 27, 2009. The intrinsic value of the warrants exercised in 2006 was $427,500 and the intrinsic value of warrants outstanding at December 31, 2006 was $519,580.

OPHTHALMIC IMAGING SYSTEMS

7,473,201
Shares
Common Stock

PROSPECTUS

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

__________, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

                Our bylaws, filed as Exhibit 3.2, provide that we will indemnify our officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been our directors or officers in accordance with Section 317 of the California Corporations Code. Our bylaws also permit us to maintain insurance on behalf of our officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not we have the power to indemnify such person against liability for any of those acts.

                Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Ophthalmic Imaging Systems pursuant to the foregoing provisions, or otherwise, Ophthalmic Imaging Systems has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 25.  Other Expenses of Issuance and Distribution

                The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement:

Item	Amount ($)

SEC Registration Fee	813.23

EDGAR Filing Expenses	250.00

Transfer Agent Fees	500.00

Legal Fees	15,000.00

Accounting Fees	2,500.00

Miscellaneous	250.00

Total	$ 19,313.23

Item 26.  Recent Sales of Unregistered Securities

                On April 27, 2004, we entered into a private placement transaction with Laurus Master Fund, Ltd. which was exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D and Rule 506 promulgated thereunder. Pursuant to the securities purchase agreement between Laurus and us, we issued to Laurus a secured convertible term note in the principal amount of $1,000,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due April 27, 2007, convertible into shares of our common stock at a conversion price of $1.22 per share. Interest was payable at our option in cash or shares of common stock. Additionally, we issued a warrant to Laurus to purchase 313,000 shares of our common stock at exercise prices ranging between $1.40 and $1.83 per share. Laurus may exercise the warrant through April 27, 2009. We are obligated to register for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant pursuant to a registration rights agreement dated April 27, 2004 between the registrant and the purchaser, of which this registration statement relates. On January 20, 2006, Laurus converted all amounts outstanding under this note into 528,082 shares of our common stock.

                On September 25, 2003, we entered into a private placement transaction with Laurus Master Fund, Ltd. which was exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D and Rule 506 promulgated thereunder. Pursuant to the securities purchase agreement between Laurus and us, we issued to Laurus a secured convertible term note in the principal amount of $1,200,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due September 25, 2006, convertible into shares of our common stock at a conversion price of $1.07 per share. Interest was payable at our option in cash or shares of common stock. Additionally, we issued a warrant to Laurus to purchase 375,000 shares of our common stock at exercise prices ranging between $1.23 and $1.61 per share. Laurus may exercise the warrant through September 25, 2010. We are obligated to register for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant pursuant to a registration rights agreement dated September 25, 2003 between the registrant and the purchaser, of which this registration statement relates.

                In June 2003, MediVision exercised its option, as stipulated in the Amendment No. 1, to convert $1,150,000 of principal and interest at a conversion price of $0.185 per share into 6,216,216 common shares of stock. On January 24, 2006, we repaid the amounts outstanding under this convertible note.

Exhibit Number	Description of Exhibit	Footnote Reference
3.1	Articles of Incorporation of Ophthalmic Imaging Systems, as amended.	(1)

3.2	Amendment to Articles of Incorporation (Certificate of Determination of Preferences of	(5)
	Series A Junior Participating Preferred Stock of Ophthalmic Imaging Systems).

3.3	Amendment to Articles of Incorporation (Certificate of Determination of Preferences of	(8)
	Series B Preferred Stock of Ophthalmic Imaging Systems).

3.4	Amended and Restated Bylaws of Ophthalmic Imaging Systems.	(29)

4.1	Specimen of Stock Certificate.	(1)

4.2	Securities Purchase Agreement dated September 25, 2003 by and between Ophthalmic Imaging Systems and Laurus Master Fund, Ltd.	(14)

4.3	Secured Convertible Term Note dated September 25, 2003 issued to Laurus.	(15)

4.4	Common Stock Purchase Warrant dated September 25, 2003 by and between Ophthalmic Imaging Systems and Laurus.	(16)

4.5	Registration Rights Agreement dated September 25, 2003 by and between Ophthalmic Imaging Systems and Laurus.	(17)

4.6	Security Agreement dated September 25, 2003 by and between Ophthalmic Imaging Systems and Laurus.	(18)

Exhibit Number	Description of Exhibit	Footnote Reference
4.7	Securities Purchase Agreement dated April 27, 2004 by and between between Ophthalmic Imaging Systems and Laurus.	(22)

4.8	Secured Convertible Term Note dated April 27, 2004 issued to Laurus.	(23)

4.9	Common Stock Purchase Warrant dated April 27, 2004 by and between Ophthalmic Imaging Systems and Laurus.	(24)

4.10	Registration Rights Agreement dated April 27, 2004 by and between Ophthalmic Imaging Systems and Laurus.	(25)

4.11	Security Agreement dated April 27, 2004 by and between Ophthalmic Imaging Systems and Laurus.	(26)

10.1	Lease Agreement, dated as of April 21, 2001, between Ophthalmic Imaging Systems and Jackson-Jahn, Inc.	(12)

10.2	First Amendment to the Lease Agreement dated as of April 21, 2001 between Ophthalmic Imaging Systems and Jackson-Jahn, Inc.	(28)

10.3	Second Amendment to the Lease Agreement dated as of April 21, 2001 between Ophthalmic Imaging Systems and Jackson-Jahn, Inc.	(28)

10.4	Confidentiality Agreement dated March 27, 1992 between Ophthalmic Imaging Systems and Steven R. Verdooner.	(1)
10.5	Assignment dated October 23, 1990 of U.S. Patent Application for Apparatus and Method	(1)
	for Topographical Analysis of the Retina to Ophthalmic Imaging Systems by Steven R. Verdooner, Patricia C. Meade and
	Dennis J. Makes (as recorded on Reel 5490, Frame 423 in the Assignment Branch of the U.S. Patent and Trademark Office).

10.6	Form of International Distribution Agreement used by Ophthalmic Imaging Systems and sample form of End User Software
	License Agreement.	(1)

10.7	Stock Option Plan.	(2)+

10.8	Rental Agreement dated May 1, 1994 by and between Ophthalmic Imaging Systems and Robert J. Rossetti.	(3)

10.9	Ophthalmic Imaging Systems' 1995 Nonstatutory Stock Option Plan and sample form of Nonstatutory Stock Option Agreement.	(4)+

10.10	Ophthalmic Imaging Systems' 1997 Nonstatutory Stock Option Plan and sample form of Nonstatutory Stock Option Agreement.	(6)+

10.11	Form of Indemnification Agreement between Ophthalmic Imaging Systems and each of its directors, officers and certain
	key employees.	(7)

Exhibit Number	Description of Exhibit	Footnote Reference
10.12	Working Capital Funding Agreement dated as of July 13, 2000 by and between MediVision and Ophthalmic Imaging Systems.	(9)

10.13	Amendment No. 1 to Working Capital Funding Agreement dated as of July 1, 2001 by and	(11)
	between MediVision and Ophthalmic Imaging Systems.

10.14	Loan and Security Agreement dated as of July 13, 2000 by and between MediVision and Ophthalmic Imaging Systems.	(9)

10.15	Registration Rights Agreement dated as of August 2000 by and between MediVision and the Ophthalmic Imaging Systems.	(9)

10.16	Secured Convertible Working Capital Note dated August 2000 from Ophthalmic Imaging Systems to	(9)
	MediVision in the principal amount of $260,000.

10.17	Secured Promissory Note dated July 21, 2000 from Ophthalmic Imaging Systems to MediVision in the	(9)
	principal amount of $1,500,000.

10.18	Secured Convertible Working Capital Promissory Note dated July 1, 2001 by and between	(11)
	MediVision and Ophthalmic Imaging Systems in the principal amount of $1,000,000.

10.19	Cooperation and Project Funding Agreement dated January 21, 2001, among Israel- United	(10)
	States Binational Industrial Research and Development Foundation, MediVision and Ophthalmic Imaging Systems.

10.20	2000 Stock Option Plan.	(12)+

10.21	Amendment No. 2 to Working Capital Funding Agreement dated as of May 21, 2003 by and between MediVision and Ophthalmic
	Imaging Systems.	(19)

10.22	2003 Stock Option Plan.	(20)

10.23	Loan and Security Agreement dated as of February 28, 2005 by and between Ophthalmic Imaging Systems and MediVision
	Medical Imaging Ltd.	(28)

10.26	Promissory Note dated as of February 28, 2005 by and between Ophthalmic Imaging Systems and MediVision Medical Imaging Ltd.	(28)

10.27	Secured Debenture dated as of July 20, 2005 by and between Ophthalmic Imaging Systems and United Mizrahi Bank Ltd.	(30)

10.28	Research and Development Services Agreement dated as of January 1, 2004 by and between Ophthalmic Imaging Systems and
	MediVision Medical Imaging Ltd.	(31)

10.29	Distribution Agreement dated as of February 14, 2006 by and between Ophthalmic Imaging Systems and CCS Pawlowski GmbH.	(31)

Exhibit Number	Description of Exhibit	Footnote Reference
10.30	Distribution Agreement dated as of January 1, 2004 by and between Ophthalmic Imaging Systems and MediVision Medical
	Imaging Ltd. and Addendum thereto dated December 9, 2005.	(31)

10.31	Services Agreement dated as of January 1, 2004 by and between Ophthalmic Imaging Systems, MediStrategy Ltd. and Noam
	Allon and Addendum thereto dated September 30, 2005.	(31)

10.32	Employment Agreement dated December 1, 2001 between Ophthalmic Imaging Systems and Gil Allon.	(32)

10.33	Amendment to Employment Agreement dated April 12, 2006 between Ophthalmic Imaging Systems. and Gil Allon.	(32)

10.34	Employment Agreement dated July 11, 2002, between Ophthalmic Imaging Systems and Ariel Shenhar.	(32)

10.35	Amendment to Employment Agreement dated December 3, 2003, between Ophthalmic Imaging Systems and Ariel Shenhar.	(32)

10.36	Amendment to Employment Agreement dated February 29, 2004, between Ophthalmic Imaging Systems and Ariel Shenhar.	(32)

10.37	Amendment to Employment Agreement dated April 12, 2006, between Ophthalmic Imaging Systems and Ariel Shenhar.	(32)

14	Code of Ethics.	(28)

23.1	Consent of Perry-Smith LLP, Independent Auditors	*

*	Filed herewith.

+	Management contract or compensatory plan or arrangement.

(1)	Incorporated by reference to Ophthalmic Imaging Systems’ Registration Statement on Form S-18, number 33-46864-LA.

(2)	Incorporated by reference to Ophthalmic Imaging Systems’ Annual Report on Form 10-KSB for the fiscal year ended August 31, 1993, filed on November 26, 1993.

(3)	Incorporated by reference to Ophthalmic Imaging Systems’ Annual Report on Form 10-KSB for the fiscal year ended August 31, 1994, filed on November 29, 1994.

(4)	Incorporated by reference to Ophthalmic Imaging Systems’ Registration Statement on Form S-8, filed on May 28, 1996, number 333-0461.

(5)	Incorporated by reference to Exhibit A of Exhibit 1 of Ophthalmic Imaging Systems’Form 8-K, filed on January 2, 1998.

(6)	Incorporated by reference to Ophthalmic Imaging Systems’ Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 1997, filed on January 14, 1998.

(7)	Incorporated by reference to Ophthalmic Imaging Systems’ Annual Report on Form 10-KSB for the fiscal year ended August 31, 1998, filed on December 15, 1998.

(8)	Incorporated by reference to Exhibit 3.1 of Ophthalmic Imaging Systems’ Form 8-K, filed on November 24, 1999.

(9)	Incorporated by reference to Ophthalmic Imaging Systems’ Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000, filed on December 13, 2000.

(10)	Incorporated by reference to Ophthalmic Imaging Systems’ Annual Report on Form 10-KSB for the transition period from September 1, 2000 to December 31, 2000, filed on March 29, 2001.

(11)	Incorporated by reference to Ophthalmic Imaging Systems’ Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001, filed on November 14, 2001.

(12)	Incorporated by reference to Ophthalmic Imaging Systems’ Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001, filed on March 26, 2002.

(13)	Incorporated by reference to Ophthalmic Imaging Systems’ Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, filed on March 27, 2003.

(14)	Incorporated by reference to Exhibit 4.1 of Ophthalmic Imaging Systems’ Form 8-K, filed on October 1, 2003.

(15)	Incorporated by reference to Exhibit 4.2 of Ophthalmic Imaging Systems’ Form 8-K, filed on October 1, 2003.

(16)	Incorporated by reference to Exhibit 4.3 of Ophthalmic Imaging Systems’ Form 8-K, filed on October 1, 2003.

(17)	Incorporated by reference to Exhibit 4.4 of Ophthalmic Imaging Systems’ Form 8-K, filed on October 1, 2003.

(18)	Incorporated by reference to Exhibit 4.5 of Ophthalmic Imaging Systems’ Form 8-K, filed on October 1, 2003.

(19)	Incorporated by reference to Ophthalmic Imaging Systems’ Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003, filed on August 14, 2003.

(20)	Incorporated by reference to Ophthalmic Imaging Systems’ Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, filed on March 25, 2004

(21)	Incorporated by reference to Exhibit 4.1 of Ophthalmic Imaging Systems’ Form 8-K, filed on April 29, 2004

(22)	Incorporated by reference to Exhibit 4.2 of Ophthalmic Imaging Systems’ Form 8-K, filed on April 29, 2004

(23)	Incorporated by reference to Exhibit 4.3 of Ophthalmic Imaging Systems’ Form 8-K, filed on April 29, 2004.

(24)	Incorporated by reference to Exhibit 4.4 of Ophthalmic Imaging Systems’ Form 8-K, filed on April 29, 2004

(25)	Incorporated by reference to Exhibit 4.5 of Ophthalmic Imaging Systems’ Form 8-K, filed on April 29, 2004

(26)	Incorporated by reference to Exhibit 10.1 of Ophthalmic Imaging Systems’ Form 8-K filed on December 30, 2004

(27)	Incorporated by reference to Exhibit 10.2 of Ophthalmic Imaging Systems’ Form 8-K filed on December 30, 2004

(28)	Incorporated by reference to Ophthalmic Imaging Systems’ Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed on March 18, 2005.

(29)	Incorporated by reference to Exhibit 99.1 of Ophthalmic Imaging Systems’ Form 8-K filed on May 5, 2005.

(30)	Incorporated by reference to Exhibit 99.2 of Ophthalmic Imaging Systems’ Form 8-K filed on July 25, 2005.

(31)	Incorporated by reference to Ophthalmic Imaging Systems’ Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed on March 28, 2006.

(32)	Incorporated by reference to Ophthalmic Imaging Systems’ Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed on March 29, 2006.

Item   28.  Undertakings

1)      The undersigned registrant (the “Registrant”) hereby undertakes:

(a)	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i)	include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii)

reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii)	include any additional or changed material information on the plan of distribution.

b)

For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

c)	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

d)

For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

2)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

3)	Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, in the city of Sacramento, state of California, on May 4, 2007.

OPHTHALMIC IMAGING SYSTEMS

By: /s/ Gil Allon
Gil Allon
Chief Executive Officer
(Principal Executive Officer)

By: /s/ Ariel Shenhar
Ariel Shenhar
Chief Financial Officer, Vice President
and Secretary
(Principal Financial and Accounting Officer)

                Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

 /s/ Gil Allon
Gil Allon
Chief Executive Officer
(Principal Executive Officer)

 /s/ Ariel Shenhar
Ariel Shenhar
Chief Financial Officer
(Principal Financial and Accounting Officer)

 *
Yigal Berman

 *
Michael Benoff

 *
Merle Symes

* By:  /s/ Ariel Shenhar
Ariel Shenhar
Attorney-in-fact
Director Director Director Director Director	May 4, 2007 May 4, 2007 May 4, 2007 May 4, 2007 May 4, 2007